As filed with the Securities and Exchange Commission on September 8, 2003.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Office Depot, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	59-2663954 (I.R.S. Employer Identification No.)

2200 Old Germantown Road

Delray Beach, Florida 33445
(561) 438-4800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David C. Fannin, Esq.

Executive Vice President, General Counsel and Secretary
Office Depot, Inc.
12200 Old Germantown Road
Delray Beach, Florida 33445
(561) 438-4800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Phyllis G. Korff, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
Fax: (212) 735-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.      ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.      ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount	Maximum	Maximum	Amount of
Title of Each Class	to be	Offering Price	Aggregate	Registration
of Securities to Be Registered	Registered	Per Unit(1)	Offering Price(1)	Fee

6.250% Senior Notes due August 15, 2013	$400,000,000	100%	$400,000,000	$32,360.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 8, 2003

PROSPECTUS

Offer to Exchange $400,000,000 6.250% Senior Notes due August 15, 2013 for $400,000,000

6.250% Senior Notes due August 15, 2013, Which Have Been Registered Under
the Securities Act of 1933, of

Office Depot, Inc.

The exchange offer will expire at 5:00 P.M.,

New York City time, on                     , 2003, unless extended.

Terms of the exchange offer:

•	The exchange notes are being registered with the Securities and Exchange Commission and are being offered in exchange for the original notes that were previously issued in an offering exempt from the Securities and Exchange Commission’s registration requirements. The terms of the exchange offer are summarized below and more fully described in this prospectus.

•	We will exchange all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of original notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the exchange notes are substantially identical to the original notes, except that the exchange notes are registered under the Securities Act and the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes.

•	There is no existing market for the exchange notes to be issued, and we do not intend to apply for their listing on any securities exchange.

See “Risk Factors” beginning on page 11 for a discussion of the risks that should be considered by holders prior to tendering their original notes.

Principal Amount	Annual Interest	Final Distribution Date

$400,000,000	6.250%	August 15, 2013

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This document incorporates by reference important business, financial and other information about Office Depot, Inc. that is not included or delivered with this document. See “Available Information” on page 2 for a list of the documents that have been incorporated by reference into this document and how to obtain copies of these documents.

The date of this prospectus is                     , 2003.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this prospectus speaks only as of the date of this prospectus unless the information indicates that another date applies.

      Until                     , 2003, all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus.

      As used in this prospectus, the terms “Office Depot,” “the company,” “we,” “our” and “us” refer to Office Depot, Inc. and its subsidiaries and acquired assets as a combined entity, except in the “Description of the Notes,” in other places where it is clear that the terms mean only Office Depot, Inc. and in places where it is clear that the terms mean only Office Depot, Inc. and its subsidiaries prior to its acquisition of Guilbert. “Guilbert” means Guilbert S.A., together with its subsidiaries.

i

AVAILABLE INFORMATION

      Office Depot is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Such reports, proxy statements and other information can be read and copies obtained at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. In addition, our common stock is listed on the New York Stock Exchange, the Philadelphia Stock Exchange and the Pacific Exchange. Copies of the materials mentioned can also be obtained from them.

      We have “incorporated by reference” certain documents that we file with the SEC. This means that we are disclosing important information to you by referring you to those documents. You should be aware that information in a document incorporated by reference may have been modified or superseded by information that is included in other documents that were filed at a later date and which are also incorporated by reference or included in this prospectus.

      We incorporate by reference the documents listed below that we have filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 28, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 29, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended June 28, 2003;

•	Proxy Statement, dated March 25, 2003 for the Annual Meeting of Stockholders held on May 1, 2003;

•	Our Current Reports on Form 8-K and Form 8-K/A filed with the SEC on February 13, April 8, April 17, April 18, May 28, June 3, June 17, June 19, July 24, July 31, August 5 , August 6 and September 3, 2003.

      All reports and other documents we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act shall be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from the date we subsequently file such reports and documents.

      You may obtain a copy of any or all of the documents summarized in this prospectus or incorporated by reference in this prospectus, without charge, by request directed to Office Depot, Inc., 2200 Old Germantown Road, Delray Beach, Florida 33445, Attention: David C. Fannin, Executive Vice President, General Counsel and Secretary or by telephone to (561) 438-8800.

      In order to obtain timely delivery, you must request this information no later than five business days before you make your investment decision.

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements that we have made in this prospectus and in the documents incorporated by reference, and in future oral and written statements that we make may be forward-looking. These statements include comments as to our beliefs and expectations as to future events and trends affecting our business, our results of operations and our financial condition. These forward-looking statements are based upon our current expectations concerning future events and discuss, among other things, anticipated future performance and future business plans. Forward-looking statements are identified by such words and phrases as “expects,” “anticipates,” “intends,” “believes,” “will continue,” “plans to,” “could be,” “estimates” and similar expressions.

      These forward-looking statements involve risks, uncertainties and other factors, including those described in the section entitled “Risk Factors” and elsewhere in this prospectus. These factors may cause our actual future results, performance and achievements to be materially different from those suggested or described in this prospectus. Forward-looking statements are necessarily subject to risks and uncertainties, many of which are outside our control, which could cause actual results to differ materially from such statements. We recognize that we are subject to a number of risks and uncertainties that may affect our future performance, such as:

•	economic, political, business and market conditions in the geographic areas in which we conduct business;

•	factors affecting our customers and the industries and markets in which we operate;

•	competitive factors;

•	changes in the value of foreign currencies against the U.S. dollar;

•	our access to financing and other sources of capital, including changes in interest rates, credit availability and ratings;

•	the effect on us of new pronouncements by accounting authorities;

•	our ability to hire, develop and retain talented employees worldwide;

•	our ability to enter new markets and acquire and integrate new businesses;

•	the success of our key information systems projects;

•	the magnitude and timing of our capital expenditures;

•	our inventory management proficiency;

•	changes in our relationships with customers and suppliers;

•	legal proceedings and claims involving us; and

•	acts and effects of war or terrorism.

      The risks described above and in the section entitled “Risk Factors” are not exhaustive. New risks, uncertainties and other factors may emerge from time to time and it is not possible for us to predict all such risk factors. Except as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

iii

PROSPECTUS SUMMARY

      The following summary highlights selected information contained or incorporated by reference in this prospectus and does not contain all the information that may be important to you. You should carefully read this entire prospectus, including the financial data and related notes and the documents incorporated by reference in this prospectus, before making a decision to invest in the exchange notes.

Overview

      We are the largest supplier of office products and services in the world, based on sales of $11.4 billion in fiscal year 2002 and the recent addition of over €1 billion in annual sales from our newly acquired European contract business, Guilbert. As of June 28, 2003, excluding our Guilbert acquisition, we operated:

•	877 office supply stores in 44 U.S. states, the District of Columbia and 5 Canadian provinces;

•	22 customer service centers in 17 U.S. states;

•	182 office supply stores (including those operated under licensing and joint venture agreements) in eight countries outside of the United States and Canada; and

•	20 customer service centers in 13 countries outside of the United States.

      We operate through retail stores under the Office Depot® name, and via the Internet, under Office Depot®, Viking Office Products®, 4Sure.com®, Computers4Sure.com®, Solutions4Sure.com® and Tech Depot®. Our contract and catalog businesses operate under the names Office Depot®, Viking Office Products® and Viking Direct®.

      Our customer service centers are warehouse and delivery facilities, some of which also house sales offices, call centers and administrative offices.

      We offer products to our consumer and business customers through several web sites worldwide, including 11 North American web sites and 33 international web sites in multiple languages, including www.officedepot.com. Our web sites have sophisticated work-flow components that help our customers electronically manage their ordering process for office supplies, with thousands of customer orders processed each day.

      We sell to consumers and businesses of all sizes through our three business segments: the North American Retail Division, Business Services Group and International Division. These segments include multiple sales channels consisting of retail office supply stores, a dedicated contract sales force, Internet sites, and catalog and delivery operations.

North American Retail Division

      Our North American Retail Division sells office products, copy and print services and other business-related services under the Office Depot® brand through our chain of high-volume retail office supply stores in the United States and Canada. We opened our first retail office supply store in Florida in October 1986. From our inception, we have concentrated on expanding our store base and increasing our sales in markets with high concentrations of small and medium-sized businesses. As of June 28, 2003, our North American Retail Division operated 877 retail stores in 44 U.S. states, the District of Columbia and 5 Canadian provinces. During the 2002 fiscal year, we opened 21 stores and closed 13 underperforming stores. In the first half of fiscal 2003, we opened 11 new stores and are on track to open a total of 35 to 40 stores by the end of the year. Most of our new stores will be located in areas we currently serve. Our North American Retail Division generated $5.8 billion in sales for fiscal 2002 and $2.8 billion in sales for the first half of fiscal 2003.

Business Services Group

      Our Business Services Group sells office products and services to contract and commercial customers in North America through our Office Depot® and Viking Office Products® direct mail catalogs and Internet sites, and by means of our dedicated contract sales force. We began the Business Services Group when we entered the contract office supply business by acquiring eight contract stationers with 18 domestic customer service centers and a professional sales force and combined this segment with the existing catalog business. In August 1998, we expanded our direct mail business through our merger with Viking Office Products, Inc. Our Business Services Group had $3.9 billion in sales for fiscal 2002 and $2.0 billion in sales for the first half of fiscal 2003.

International Division

      Our International Division sells office products and services to a wide range of customers, from large corporations to individual consumers, in 20 countries outside the United States and Canada. Before our acquisition of Guilbert described below, we conducted our operations through the following four channels:

•	182 retail stores in eight countries, 58 of which are wholly-owned;

•	Office Depot® brand and Viking Office Products® brand direct mail catalogs in 14 countries;

•	33 Internet sites in multiple languages; and

•	a dedicated contract sales force primarily focused in France, the United Kingdom, Germany and the Netherlands.

      We have expanded internationally through licensing and joint venture agreements, acquisitions and new development, including our merger with Viking Office Products, which had strong catalog businesses in key markets overseas, and our acquisition in June 2003 of Guilbert, a contract office supply business that is a billion dollar European enterprise. Currently, our International Division has operations, either owned directly or operated through joint ventures or licensing agreements, in Austria, Belgium, Costa Rica, France, Germany, Guatemala, Hungary, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, the Netherlands, Poland, Portugal, Spain, Switzerland, Thailand, and the United Kingdom. Our International Division had $1.6 billion in sales for fiscal 2002 and $1.1 billion in sales for the first half of fiscal 2003. On a pro forma basis giving effect to our acquisition of Guilbert, the International Division had $2.9 billion in sales for fiscal 2002.

The Guilbert Acquisition

      On June 2, 2003, we purchased all of the shares of Guilbert from the Pinault-Printemps-Redoute Group. Established in 1959, Guilbert, together with its subsidiaries, is a leading European contract distributor of office supplies, furniture, small machines and equipment. Guilbert, with 2002 contract sales of €1.4 billion, sells to nearly 300,000 small, medium and large companies in France, the U.K., Ireland, Germany, Italy, the Netherlands, Spain, Belgium and Portugal through a direct sales force and through e-commerce and other Internet solutions.

      We entered the European contract supplier business in 2000. The combination of Guilbert with our contract and catalog businesses accelerates our European growth, makes us the largest supplier of office products in several major European countries, and should produce operating synergies in purchasing, supply chain and administrative costs enabling us to increase our margins.

      The total consideration for our acquisition of Guilbert was approximately €780 million, after post-closing adjustments. This purchase price remains subject to an upward adjustment of €40 million in cash or shares of our common stock if our common stock, as traded on the New York Stock Exchange, closes at a price equal to or above $20 for any five consecutive trading days during the 18-month period following June 2, 2003.

Corporate Priorities and Growth Strategy

      We are committed to making Office Depot a compelling place to shop across the retail, catalog, contract and Internet channels by offering our customers superior service and value-added solutions. Our commitment is summed up in our brand positioning statement “What you need. What you need to know.” Our strategy is to:

•	Grow our North American Retail Division by adding retail locations and formats that may vary in size, merchandise mix and service offerings to meet a range of customer needs across multiple markets;

•	Continue to develop our corporate infrastructure, including our inventory management system and customer interface technologies, to support future growth initiatives and increase market penetration;

•	Differentiate ourselves from our competition and increase customer loyalty by offering customized business services and solutions in addition to products;

•	Leverage our integrated sales capabilities across our retail, catalog, contract and Internet channels to provide our customers with additional opportunities to make purchases and to further our competitive strengths as compared to smaller suppliers as well as mass merchant retailers with a less extensive presence in the office products market;

•	Replicate our U.S. multi-channel sales model internationally by increasing synergies across our catalog, contract, Internet and retail channels; and

•	Grow our global Internet presence and online revenues by developing additional foreign language web sites, refreshing and expanding the services and resources on our web sites and continually updating our online and e-commerce technology.

Headquarters

      Our principal executive offices are located at 2200 Old Germantown Road, Delray Beach, Florida 33445 and our telephone number is (561) 438-8800.

Summary of the Exchange Offer

      On August 11, 2003, we issued and sold $400,000,000 aggregate principal amount of 6.250% Senior Notes due August 15, 2013 in a transaction exempt from the registration requirements of the Securities Act. As part of that offering, we entered into an exchange and registration rights agreement with the initial purchasers of the original notes in which we agreed, among other things, to deliver this prospectus to you and to commence this exchange offer. Below is a summary of the exchange offer:

Securities Offered	Up to $400,000,000 aggregate principal amount of new 6.250% Senior Notes due August 15, 2013, which have been registered under the Securities Act. The form and terms of these exchange notes are identical in all material respects to those of the original notes. The exchange notes, however, will not contain transfer restrictions, registration rights and additional interest applicable to the original notes.

The Exchange Offer	We are offering to exchange new $1,000 principal amount of our 6.250% Senior Notes due August 15, 2013, which have been registered under the Securities Act, for $1,000 principal amount of our outstanding 6.250% Senior Notes due August 15, 2013.

In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $400,000,000 principal amount of original notes outstanding. We will issue exchange notes promptly after the expiration of the exchange offer.

Resales	Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

• you are acquiring the exchange notes in the ordinary course of your business;

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the exchange notes; and

• you are not an affiliate of ours.

If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the exchange notes:

(1) you cannot rely on the applicable interpretations of the staff of the SEC; and

(2) you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

Each broker or dealer that receives exchange notes for its own account in exchange for original notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale, or other transfer of the exchange notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the exchange notes.

Furthermore, any broker-dealer that acquired any of its original notes directly from us:

• may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983); and

• must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Expiration Date	5:00 p.m., New York City time, on , 2003 unless we extend the expiration date.

Accrued Interest on the Exchange Notes and Original Notes	The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes. If your original notes are accepted for exchange, then you will receive interest on the exchange notes and not on the original notes.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes. See “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding conditions to the exchange offer.

Procedures for Tendering Original Notes	Except as described in the section titled “The Exchange Offer — Guaranteed Delivery Procedures,” a tendering holder must, on or prior to the expiration date:

• transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to SunTrust Bank at the address listed in this prospectus; or

• if original notes are tendered in accordance with the book-entry procedures described in this prospectus, the tendering holder must transmit an agent’s message to the exchange agent at the address listed in this prospectus.

See “The Exchange Offer — Procedures for Tendering.”

Special Procedures for Beneficial Holders	If you are the beneficial holder of original notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact the person in whose name your original notes are registered and instruct that person to tender on your behalf. See “The Exchange Offer — Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your original notes and you cannot deliver the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may tender your original notes by following the guaranteed delivery procedures under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal Rights	Tenders may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

Acceptance of Original Notes and Delivery of Exchange Notes	Subject to the conditions stated in the section “The Exchange Offer — Conditions to the Exchange Offer” of this prospectus, we will accept for exchange any and all original notes which are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. The exchange notes will be delivered promptly after the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Material Federal Income Tax Consequences	Your exchange of original notes for exchange notes to be issued in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences.”

Exchange Agent	SunTrust Bank is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading “The Exchange Offer — Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We will pay all expenses incident to the exchange offer. See “Use of Proceeds.”

Summary of the Terms of the Exchange Notes

      The terms of the exchange notes we are issuing in the exchange offer and the original notes are identical in all material respects, except:

•	the exchange notes will have been registered under the Securities Act;

•	the exchange notes will not contain transfer restrictions and registration rights that relate to the original notes; and

•	the exchange notes will not contain provisions relating to the payment of additional interest to be made to the holders of the original notes under circumstances related to the timing of the exchange offer.

      The exchange notes will evidence the same debt as the original notes and will be governed by the same indenture. A brief description of the material terms of the exchange notes follows:

Issuer	Office Depot, Inc.

Exchange Notes Offered	$400,000,000 aggregate principal amount of 6.250% Senior Notes due August 15, 2013.

Interest Payment Dates	February 15 and August 15 of each year, beginning February 15, 2004.

Optional Redemption	We may redeem the exchange notes, in whole at any time or in part from time to time, at our option on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of:

• the principal amount being redeemed or

• the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below under “Description of Notes — Optional Redemption”) plus 30 basis points plus, in either case, accrued and unpaid interest on the exchange notes to the redemption date.

Ranking	The exchange notes are our unsecured senior obligations and will rank equally with all our existing and future unsecured and unsubordinated indebtedness.

Covenants	We will issue the exchange notes under an indenture containing covenants for your benefit. This is the same indenture under which the original notes were issued. These covenants restrict our ability, with certain exceptions, to:

• incur debt secured by liens; and

• engage in sale and lease-back transactions.

Summary Financial Information

      The following table presents our summary consolidated financial and other data and our summary unaudited pro forma condensed combined financial information. The consolidated statements of earnings and other data for fiscal years 2000, 2001 and 2002 and the consolidated balance sheet data as of fiscal years end 2001 and 2002, are derived from our audited consolidated financial statements incorporated by reference herein from our Annual Report on Form 10-K for fiscal year 2002.

      The consolidated statements of earnings and other data for the first half of fiscal years 2002 and 2003 and the consolidated balance sheet data as of June 28, 2003, are derived from our unaudited condensed consolidated financial statements incorporated by reference herein from our Quarterly Report on Form 10-Q for the second quarter of 2003. The unaudited condensed consolidated financial statements included in the Form 10-Q reflect all adjustments (consisting only of normal, recurring items) necessary to provide a fair presentation of our financial position and results of operations. The results for the first half of fiscal year 2003 include the financial results of Guilbert since its acquisition on June 2, 2003. The results for the first half of fiscal year 2003 are not necessarily indicative of operating results to be expected for the full year.

      The pro forma financial information has been prepared to give effect to our acquisition of Guilbert and assumes that such transaction occurred at the beginning of fiscal 2002. The pro forma financial information is presented for illustrative purposes only and does not purport to be indicative of the results that would have been reported if the acquisition had occurred on such date, or that may occur in the future. The pro forma financial information does not give effect to tax reductions, cost savings or integration costs that may result from the combination of Office Depot’s and Guilbert’s operations.

      We operate on a 52-week or 53-week calendar year ending on the last Saturday in December. Guilbert operated on a 52-week period ending on December 31. The fiscal year 2000 financial statements for Office Depot consist of 53 weeks; all other annual periods presented consist of 52 weeks. The pro forma financial information retains each company’s respective reporting periods. For purposes of the pro forma presentation, Guilbert’s results of operations have been modified from amounts originally reported under French generally accepted accounting principles to conform to accounting principles generally accepted in the United States of America. See note 3.

      Guilbert’s financial results have been converted from euro into U.S. dollars. The weighted average euro to U.S. dollar exchange rate used for 2002 was 1 euro to 0.943 dollar, and for the first five months of 2003 was 1 euro to 1.087 dollars.

      You should read the financial and other data and our summary unaudited pro forma condensed combined financial information in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus, and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	Fiscal Year				First Half of Fiscal Year

				Pro Forma 2002			Pro Forma 2003
				(Including			(Including
	2000	2001	2002	Guilbert)(3)	2002	2003	Guilbert)(3)

	(Amounts in thousands of dollars)
Statements of Earnings Data:
Sales	$11,495,493	$11,082,112	$11,356,633	$12,637,944	$5,644,132	$5,871,560	$6,473,158
Cost of goods sold and occupancy costs	8,435,928	7,940,067	8,022,663	8,644,639	4,004,638	4,052,466	4,453,892

Gross profit	3,059,565	3,142,045	3,333,970	3,993,305	1,639,494	1,819,094	2,019,266
Store and warehouse operating and selling expenses	2,388,108	2,322,577	2,331,384	2,897,518	1,141,861	1,322,625	1,469,822
General and administrative expenses	447,693	445,538	486,279	589,199	237,841	251,972	291,250
Facility closure costs and other operating expenses	116,771	20,561	16,599	16,599	4,050	1,447	1,447

Operating profit	106,993	353,369	499,708	489,989	255,742	243,050	256,747
Other income (expense), net	(16,706)	(39,416)	(20,503)	(39,753)	(10,335)	2,766	1,865

Earnings from continuing operations before income taxes and cumulative effect of accounting change	90,287	313,953	479,205	450,236	245,407	245,816	258,612
Income taxes	41,972	112,296	167,722	193,889	86,476	82,252	91,712

Earnings from continuing operations before cumulative effect of accounting change	48,315	201,657	311,483	$256,347	158,931	163,564	$166,900

Discontinued operations	1,017	(614)	(775)		722	1,153
Cumulative effect of accounting change, net	—	—	—		—	(25,892)

Net earnings	$49,332	$201,043	$310,708		$159,653	$138,825

	Fiscal Year

							Pro Forma 2002	First Half of Fiscal Year
							(Including
	2000		2001		2002		Guilbert)(3)	2002		2003

	(Amounts in thousands of dollars, except ratios)
Other Data:
Cash flows provided by (used in):
Operating activities	$314,926		$745,941		$701,897		N/A	$386,636		$174,133
Investing activities:
Acquisition, net of cash acquired	—		(45,960)		—		N/A	—		(624,998)
Capital expenditures	(266,998)		(208,056)		(202,218)		N/A	(86,648)		(91,465)
Other investing activities	28,363		(25,015)		2,752		N/A	11,092		45,373
Financing activities	(134,093)		(85,403)		(212,625)		N/A	52,197		25,435
EBITDA(1)	311,246		551,592		700,455		729,067	354,415		353,811
Total debt to EBITDA	2.4	x	1.2	x	0.6	x	—	1.9	x	1.3	x
EBITDA to interest expense	9.5	x	12.7	x	15.2	x	—	15.6	x	15.2	x
Ratio of earnings to fixed charges	1.5	x	2.7	x	3.6	x	—	3.7	x	3.6	x

				First Half of
	Fiscal Year			Fiscal Year

	2000	2001	2002	2003

	(Amounts in thousands of dollars, except ratios)
Balance Sheet Data (at period end):
Working capital	$790,752	$721,867	$1,217,706	$740,281
Net property, plant and equipment	1,119,306	1,099,618	1,118,062	1,205,862
Current maturities of long-term debt	153,259	318,521	16,115	13,365
Long-term debt	598,499	317,552	411,970	435,958
Stockholders’ equity	1,601,251	1,848,438	2,297,112	2,524,246
Percentage of total debt to capitalization	31.9%	25.6%	15.7%	15.1%

(1)	EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net earnings as an indicator of our operating performance, or as an alternative to cash flows from operating activities as a measure of our liquidity. Management believes that EBITDA is a commonly used measure of an entity’s ability to incur and service debt. We have provided a reconciliation below of net earnings, computed in accordance with accounting principles generally accepted in the United States of America, to EBITDA as used in this table. Other income (expense), net used in this table includes interest income, interest expense and miscellaneous income and expense. This computation may not be comparable to similarly titled measures presented by other companies.

	Fiscal Year

				Pro Forma 2002	First Half of Fiscal Year
				(Including
	2000	2001	2002	Guilbert)(3)	2002	2003

	(Amounts in thousands of dollars, except ratios)
Net Earnings*	$49,332	$201,043	$310,708	$—	$159,653	$138,825
Cumulative effect of accounting change	—	—	—	—	—	(25,892)
Discontinued Operations	1,017	(614)	(775)	—	722	1,153

Earnings from continuing operations	48,315	201,657	311,483	256,347	158,931	163,564
Other income (expense), net	(16,706)	(39,416)	(20,503)	(39,753)	(10,335)	2,766
Income taxes	41,972	112,296	167,722	193,889	86,476	82,252
Depreciation and amortization(2)	204,253	198,223	200,747	239,078	98,673	110,761

EBITDA	$311,246	$551,592	$700,455	$729,067	$354,415	$353,811

*	Net earnings for fiscal year 2000 included facility closure costs and other charges related to a comprehensive business review. For further information, see our “Management’s Discussion and Analysis” incorporated by reference to this prospectus.

(2)	The pro forma depreciation and amortization is the sum of Guilbert’s property charges of €18.5 million and intangible asset amortization of €14.0 million, adjusted to remove €14.6 million relating to depreciation and amortization from a business Guilbert sold during 2002, translated into $16.9 million, plus the Office Depot depreciation and amortization of $200.7 million and amortization of purchased intangibles of $21.5 million.
(3)	For purposes of the pro forma presentation, Guilbert’s results of operations and financial position have been modified from amounts originally reported under French generally accepted accounting principles to conform to accounting principles generally accepted in the United States of America. The primary differences have been to:

•	recognize the disposition of a business segment during 2002 as discontinued operations;

•	eliminate amortization of goodwill and adopt the initial goodwill impairment testing requirement;

•	recognize in current operations unrealized foreign currency gains; and

•	reclassify various account balances to conform to U.S. GAAP and Office Depot’s presentation.

RISK FACTORS

      You should carefully consider the risks described below, in addition to the other information contained in this prospectus and the documents incorporated by reference in this prospectus, before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

Risks Related to Our Business

We face intense competition.

      We compete with a variety of retailers, dealers and distributors in a highly competitive marketplace that includes office supply superstores, warehouse clubs, computer stores, Internet-based merchandisers and well-established mass merchant retailers. Even grocery and drug-store chains have begun to carry at least limited supplies of basic office supplies and technology items, including printer supplies such as ink cartridges and toner cartridges.

      Significant competitive factors include the following:

•	Well-established mass merchant retailers have the financial and distribution abilities to compete effectively with us should they choose to (a) increase their presence in the office superstore retail business, Internet office supply business or contract stationer business, or (b) substantially expand their office product offerings in their existing retail outlets.

•	We may encounter significant competition in the areas of price and selection from merchants that are heavily focused on Internet sales, some of whom may operate few, if any, stores and thereby limit their fixed costs. In particular, they may be formidable competitors with respect to customers who are willing to look for the absolute lowest price without regard to the other attributes of our business model, including advice and service.

•	Increasing numbers of manufacturers of computer hardware, software and peripherals, including certain of our suppliers, have expanded their own direct marketing of products, particularly over the Internet.

      Even as we expand our Internet efforts, our ability to anticipate and adapt to the developing Internet marketplace and the capabilities of our network infrastructure to efficiently handle our rapidly expanding operations are of critical importance. Failure to execute well in any of these key areas could have a material adverse effect on our competitiveness, future sales growth and profitability.

      There is a possibility that any or all of these competitors could become more aggressive in the future, thereby increasing the number and breadth of our competitors, potentially having a material adverse effect on our business and results of our operations.

The current economic downturn in the global economy has adversely affected, and may continue to adversely affect, our business and operating results.

      Since the third quarter of 2000, the U.S. and global economies have been in a downturn. The economic problems of the past several years have had an adverse impact on a number of our customers, resulting in some cases in cutbacks of their expenditures for office supplies and other items we sell to them. The economic downturn has also increased unemployment, stagnated business growth rates and substantially decreased the formation of new businesses. All these factors have combined to negatively affect our results since the second half of 2000. The depth and duration of this general economic slowdown may adversely affect our business and the results of our operations in the future.

We could encounter difficulties in integrating Guilbert, our recent acquisition in the European contract stationer business, with our European operations.

      On June 2, 2003, we acquired Guilbert, a European contract stationer business. This acquisition almost doubles the size of our operations in Europe. Guilbert is itself in part the product of a number of relatively recent acquisitions in a variety of different European locations and is not a fully-integrated company. Its integration with our existing business operations in Europe will present many challenges and will demand the full-time attention of several key managers in

Europe, and the part-time attention of many others. The demands placed on the time of our management team in the Guilbert integration may adversely affect the operation of our existing businesses in Europe. Our experience in integrating large acquisitions, such as the integration of Viking, indicates that the integration could take longer than planned and be subject to unanticipated difficulties and expenses. Key risks involve:

•	failure to execute as well or as quickly as anticipated on our integration plans;

•	loss of key personnel in the acquired company;

•	more difficulty in achieving cash savings than originally contemplated; and

•	resistance to cultural changes in the acquired organization.

      Furthermore, prior to our acquisition, Guilbert reported only under French generally accepted accounting principles and was not subject to U.S. securities laws or accounting rules. We may encounter unforeseen difficulties implementing the different and demanding accounting and disclosure controls applied to Guilbert by U.S. law.

The failure to expand by opening new stores as planned or the failure to generate the anticipated sales in new stores could have a material adverse effect on our future sales growth and profitability.

      An important aspect of our business plan is to continue to increase our overall number of stores in the United States and overseas, while engaging in ongoing rationalization efforts to maintain an optimal portfolio of stores by closing those that no longer meet our investment requirements. Although we closed 73 underperforming stores in 2001 and 13 underperforming stores in 2002, we continued growing our business by opening a total of 65 new stores during 2001 and 2002 and 11 new stores during the first six months of 2003. At times in the past, our expansion activities have been hampered by less than optimal selection of real estate locations, resulting in some stores that have failed to meet their planned financial results. Furthermore, circumstances outside our control, such as adverse weather conditions affecting construction schedules, unavailability of acceptable sites or materials, labor disputes and similar issues could have a negative impact on anticipated store openings. For our growth strategy to be successful, we must identify and lease strategically located store sites, hire and train employees and adapt management and operational systems to meet the needs of the expanded operations. These tasks may prove difficult to accomplish.

      Our new stores typically require an extended period of time to reach the sales and profitability levels of our existing stores. In addition, our expansion strategy includes opening new stores in markets where we already have a presence and these new stores may cause a loss of sales in existing stores in nearby areas. The opening of new stores does not ensure that those stores will be as profitable as existing stores. In particular, this is a risk when those stores are opened in proximity to our existing stores, in highly competitive markets or markets in which other office supply superstores may have achieved “first mover” advantage. In addition, our profitability would be adversely affected if our competitors were to attempt to capture market share by reducing prices. Any or all of the circumstances described above could have a material adverse effect on our anticipated future revenues and profits.

The remodeling and re-merchandising of our stores and the associated costs are expected to continue affecting store expenses throughout 2003 and beyond.

      Our future expansion plans include opening retail stores of different sizes and using different store formats and layouts than our traditional superstore models. Our future plans may also include efforts to remodel and re-merchandise existing stores. The expenses associated with such activities could have a significant impact on our net income in the future. We cannot determine with certainty whether we will derive the anticipated benefit from these newly sized or formatted stores.

We may reach maximum capacity in our warehouses and distribution centers and experience constraints in our supply chains and logistics systems, which may limit our growth.

      We have and periodically continue to reach the maximum capacity of our warehouse and distribution centers and to encounter constraints in our current supply chains and logistics systems. We cannot assure you that we will be able to obtain additional product distribution capacity in an efficient or a cost effective manner. Any inability to continue to increase our capacity may limit our ability to grow our business and meet our financial projections and goals.

Doing business outside the United States involves numerous risks that could negatively affect our business and operating results.

      We source product from and operate businesses in a number of international markets and intend to continue to enter into additional international markets as attractive opportunities arise. In addition to the risks described above, internationally we face risks such as:

•	foreign currency fluctuations;

•	unstable political, economic, financial and market conditions, including those that may arise from terrorism;

•	compromised operating control of some of our foreign operations that are not wholly-owned;

•	foreign manufacturers failing to deliver products meeting our deadlines or specifications; and

•	lack of adequate management resources.

      Because of differing commercial practices, laws and other factors, our ability to use the Internet and electronic commerce to substantially increase sales in international locations may not progress at the anticipated rate.

      Recent world events have served to underscore even further the risks and uncertainties of operating in other parts of the world. Risks of civil unrest, war and economic crisis in portions of the world outside North America in which we operate represent a more significant factor than may have been the case in the past. Terrorist attacks similar to the ones committed on September 11, 2001 may directly affect our ability to keep our operations and services functioning properly. Future attacks could create problems for our computer systems, disrupt services, and delay product development and enhancement.

      We source many of our products from outside the United States, particularly in the Far East. The increased reliance on foreign sourced products introduces its own set of risks and uncertainties. Sources of supply may prove to be unreliable, or the quality of the sourced products may vary from our expectations. Economic and civil unrest in areas of the world where we source such products could adversely impact the availability or cost of such products, or both. Moreover, this increased reliance on globally sourced products also subjects our company to other risks, such as the protracted dockworkers strike on the U.S. West Coast that adversely affected imported products for a substantial period of time in 2002.

      All of these risks could have a material adverse effect on our financial position or our results from operations. Moreover, as we increase the relative percentage of our business that is operated globally, we also increase the impact these factors have on our future operating results. For instance, our operation in Japan has proven to be disappointing to date and has generated losses that have materially affected our financial results in the past and may do so in the future.

We are exposed to a material amount of foreign currency exchange risk.

      We conduct a significant portion of our business in countries where the functional currency is not the U.S. dollar. This results in foreign exchange translation exposure when results of these foreign operations are translated into U.S. dollars in our consolidated financial statements. We experienced significant fluctuations in foreign currency exchange rates in 2002, which affected the sales and earnings in our International Division. The acquisition of Guilbert in June 2003 has increased our operations in countries that use the euro and British pound as functional currencies. Accordingly, a greater percentage of the Company’s reported results of operations is subject to changes in foreign currency exchange rates. Our results may continue to be affected by foreign currency fluctuations, both positive and negative, in the future as the value of the U.S. dollar changes against other currencies.

Our quarterly operating results have fluctuated significantly in the past and may continue to do so in the future.

      Fluctuations in our quarterly operating results have occurred in the past and may occur in the future. A variety of factors could contribute to this quarter-to-quarter variability, including:

•	new store openings that require an outlay of pre-opening expenses, generate lower initial profit margins or divert sales away from existing stores;

•	timing and effectiveness of warehouse integration activities;

•	competitors’ pricing actions;

•	changes in our product mix;

•	fluctuations in the level of advertising and promotional expenses;

•	effects of seasonality;

•	fluctuations in our recognition of vendor rebates;

•	effects of acquisitions; and

•	competitive store openings or other events.

      In addition, our operating results may fall below securities analysts’ expectations, which may cause the price of our securities to fall abruptly and significantly. Our current operating results should not be relied upon as an indication of future performance.

Risks Related to the Offering

You may have difficulty selling the original notes that you do not exchange.

      If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. The restrictions on transfer of your original notes arise because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not intend to register the original notes under the Securities Act. To the extent original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes would be adversely affected. See “The Exchange Offer — Consequences of Failure to Exchange Original Notes” for a discussion of the possible consequences of failing to exchange your original notes.

You may find it difficult to sell your exchange notes because there is no existing trading market for the exchange notes.

      You may find it difficult to sell your exchange notes because an active trading market for the exchange notes may not develop. There is no existing trading market for the exchange notes. We do not intend to apply for listing or quotation of the exchange notes on any exchange, and so we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Although Citigroup Global Markets Inc., Goldman, Sachs & Co., Banc One Capital Markets, Inc., BNP PARIBAS Securities Corp., Fleet Securities, Inc., Wachovia Capital Markets, LLC, the initial purchasers of the original notes, have informed us that they intend to make a market in the exchange notes, they are not obligated to do so, and any market-making may be discontinued at any time without notice. As a result, the market price of the exchange notes, as well as your ability to sell the exchange notes, could be adversely affected.

Broker-dealers or noteholders may become subject to the registration and prospectus delivery requirements of the Securities Act.

      Any broker-dealer that:

•	exchanges its original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, or

•	resells exchange notes that were received by it for its own account in the exchange offer, may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

      In addition to broker-dealers, any noteholder that exchanges its original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that noteholder.

Significant portions of our operations exist at our subsidiary level and our subsidiaries have no obligations under the new notes.

      We derive much of our revenue from our subsidiaries. The indenture governing the original and exchange notes permits us and our subsidiaries to incur a substantial amount of additional indebtedness, and does not require our subsidiaries to guarantee the original and exchange notes. In the event of a bankruptcy, liquidation or reorganization of a subsidiary, holders of any of that subsidiary’s indebtedness will have a claim to the assets of the subsidiary that is prior to our interest in those assets.

      As of June 28, 2003, after giving effect to the sale of the original notes and the application of the net proceeds therefrom, the aggregate amount of indebtedness of our subsidiaries would have been approximately $20.7 million, in addition to other liabilities, including trade payables. Because of restrictive covenants and financial ratios contained in our credit facility and our senior subordinated notes, our subsidiaries are limited in their ability to incur additional indebtedness. In the event our senior subordinated notes are rated investment grade by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group and neither rating agency attaches any “negative outlook” or “negative credit watch” to the rating of the subordinated notes, the majority of the restrictive covenants in the senior subordinated notes’ indenture, including the limitation on indebtedness, will be terminated. Following the termination of our credit facility in April 2005 and either an upgrade of our senior subordinated notes to an investment grade level or maturity of the senior subordinated notes in July 2008, our subsidiaries may incur substantial additional indebtedness. If any subsidiary indebtedness were to be accelerated, there can be no assurance that the assets of that subsidiary would be sufficient to repay the indebtedness or that our assets and the assets of our other subsidiaries would be sufficient to repay in full our indebtedness, including the original and exchange notes.

USE OF PROCEEDS

      We will not receive any proceeds from the exchange offer. In consideration for issuing the exchange notes, we will receive in exchange the original notes of like principal amount, the terms of which are identical in all material respects to the exchange notes. The original notes surrendered in exchange for exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

      The net proceeds of the sale of the original notes on August 11, 2003 were approximately $395,580,000 million which we are using for general corporate purposes.

UNAUDITED PRO FORMA CONDENSED COMBINED

PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma condensed combined financial information has been prepared to give effect to our acquisition on June 2, 2003 of Guilbert, a European contract stationer. The unaudited condensed combined pro forma results of operations assume that such transaction occurred at the beginning of fiscal 2002. The pro forma financial information is presented for illustrative purposes only and does not purport to be indicative of the results that would have been reported if the acquisition had occurred on such date, or that may occur in the future. The pro forma information does not give effect to tax reductions, cost savings or integration costs that may result from the combination of our and Guilbert’s operations.

      We operate on a 52-week or 53-week calendar year ending on the last Saturday in December. Guilbert operated on a 52-week period ending on December 31. The pro forma financial information retains each company’s respective reporting periods. For purposes of the pro forma presentation, Guilbert’s results of operations and financial position have been modified from amounts originally reported under French generally accepted accounting principles to conform to accounting principles generally accepted in the United States of America. The primary differences have been to:

•	recognize the disposition of a business segment during 2002 as discontinued operations;

•	eliminate amortization of goodwill and adopt the initial goodwill impairment testing requirement;

•	recognize in current operations unrealized foreign currency gains; and

•	reclassify various account balances to conform to U.S. GAAP and Office Depot’s presentation.

      Additional information is provided in the notes to the unaudited pro forma condensed combined financial information. Guilbert’s financial results have been converted from euros into U.S. dollars. The weighted average euro to U.S. dollar exchange rate used for 2002 was 1 euro to 0.943 dollar, and for the first five months of 2003 was 1 euro to 1.087 dollars. Balance sheet data for Guilbert is included in our balance sheet data as of June 28, 2003.

      You should read our pro forma financial information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” incorporated by reference in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED RESULTS OF OPERATIONS

For the fiscal year 2002

			Pro Forma
	Office Depot	Guilbert	Adjustments*		Pro Forma

	(In thousands, except per share data)
Sales	$11,356,633	$1,281,311	—		$12,637,944
Cost of goods sold and occupancy costs	7,781,410	863,229	—		8,644,639

Gross profit	3,575,223	418,082	—		3,993,305
Store and warehouse operating and selling expenses	2,574,101	301,966	$21,451	(a)	2,897,518
General and administrative expenses	486,279	102,920	—		589,199
Other operating expenses	16,599	—	—		16,599

Operating profit	498,244	13,196	(21,451)		489,989
Other income (expense), net	(20,503)	(11,345)	(7,905	)(b)	(39,753)

Earnings from continuing operations before income taxes	477,741	1,851	(29,356)		450,236
Income taxes	167,252	36,325	(9,688	)(c)	193,889

Earnings (loss) from continuing operations	$310,489	$(34,474)	$(19,668)		$256,347

Earnings per share from continuing operations:
Basic	$1.01				$0.84
Diluted	0.98				0.81

*	See Note 3 in the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

The accompanying notes should be read in conjunction with this pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED RESULTS OF OPERATIONS

For the First Half 2003

		Guilbert
	Office Depot	Five Months
	First Half	Ended	Pro Forma
	2003	May 31, 2003	Adjustments*		Pro Forma

	(In thousands, except per share data)
Sales	$5,871,560	$601,598	—		$6,473,158
Cost of goods sold and occupancy costs	4,052,466	401,426	—		4,453,892

Gross profit	1,819,094	200,172	—		2,019,266
Store and warehouse operating and selling expenses	1,322,625	141,292	$5,905	(a)	1,469,822
General and administrative expenses	251,972	39,278	—		291,250
Other operating expenses	1,447	—	—		1,447

Operating profit	243,050	19,602	(5,905)		256,747
Other income (expense), net	2,766	3,596	(4,497	)(b)	1,865

Earnings from continuing operations before income taxes	245,816	23,198	(10,402)		258,612
Income taxes	82,252	12,893	(3,433	)(c)	91,712

Earnings (loss) from continuing operations	$163,564	$10,305	$(6,969)		$166,900

Earnings per share from continuing operations:
Basic	$0.53				$0.54
Diluted	0.52				0.54

*	See Note 3 in the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

The accompanying notes should be read in conjunction with this pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — The Acquisition

      The pro forma information has been prepared to reflect our acquisition of Guilbert for an aggregate price of $951.6 million. The purchase price has been initially allocated as summarized below:

June 2, 2003
(In millions)

Current assets	$450.2
Property, plant and equipment	94.8
Intangible assets	181.5
Goodwill	589.2
Other assets	90.9

Total assets acquired	1,406.6

Current liabilities	245.2
Long-term liabilities	209.8

Total liabilities assumed	455.0

Net assets acquired	$951.6

      The purchase price, after preliminary adjustments for working capital and certain indebtedness, was €788.0 million. Of this amount, €523.0 million was paid on June 2, 2003 and €265.0 million was paid on June 30, 2003. Because our quarter ended on June 28, 2003, the second installment is reflected as a current liability in our condensed consolidated financial statements at quarter end. The purchase price and capitalizable costs of the transaction have been allocated to the fair value of assets and liabilities acquired based on the euro to U.S. dollar exchange rate of 1 euro to 1.1712 dollars on June 2, 2003, the date of the purchase transaction. A working capital adjustment completed subsequent to the end of the quarter has reduced the acquisition cost to €780 million and will be included in valuation adjustments during the third quarter of 2003.

      The purchase price has been allocated to the estimated fair value of the assets and liabilities based on preliminary independent appraisals and management’s estimates. As this work is completed, these preliminary valuations may change, possibly significantly. The company is in the process of assessing and formulating a plan of integration for the two businesses. The integration plan will likely include closing some facilities, and terminating or relocating employees. As the company refines its plan of integration, decisions relating to Guilbert personnel or exit activities will impact the value assigned to goodwill. No estimated integration activity has been included in the preliminary purchase price allocation. Any personnel or exit activities relating to our business will be expensed when incurred, unless capitalizable under separate accounting rules. Additionally, goodwill reported in future periods might be affected by a contingent payment to the former parent of Guilbert. If the price of our stock trades above $20 per share for five consecutive days during the 18-month period subsequent to June 2, 2003, we will pay €40 million to the seller, in a combination of cash and our common stock determined at our discretion. This contingent payment has not been included in the current value allocated to assets and liabilities because of the uncertainty of payment, but would increase goodwill if paid. A receivable from the seller has been recorded relating to certain indemnifications, principally the value of an unfunded pension liability to be determined and settled at a future date. The estimated unfunded pension liability at June 2, 2003 has been included in the liabilities assumed. This liability and the related receivable from the seller will change based upon future plan valuations until settled.

Note 2 — Basis of Presentation

      Office Depot. Our results of operations for 2002 have been derived from the audited financial statements for that period, but have been subject to certain reclassifications to conform to current accounting presentation. In the first quarter of 2003, we adopted Emerging Issues Task Force, or EITF, Issue No. 02-16, Accounting for Cash Consideration Received from a Vendor. The primary annual effect of this change is the reclassification of payments received from

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

vendors related to cooperative advertising arrangements from the previous treatment as a credit against advertising expense to a credit against cost of goods sold. The EITF issue did not allow for restatement of prior periods, but this pro forma information for the fiscal 2002 has been adjusted to consistently apply this newly-adopted accounting treatment.

      Guilbert. Guilbert’s results of operations were prepared under French generally accepted accounting principles, with the euro as its functional currency. For purposes of this unaudited pro forma disclosure, Guilbert’s results have been modified to reflect accounting principles generally accepted in the United States of America, or U.S. GAAP, and translated into U.S. dollars. These modifications have been based on discussions with Guilbert management and review of significant accounting transactions prior to the acquisition. However, this conversion has not been subject to an audit and may not include all such modifications that would be identified if additional review and testing had been performed. The primary modifications made include:

•	Presentation of the disposal of the catalog business during 2002 as a discontinued operation. Under U.S. GAAP for such disposals, the revenues and expenses of a business sold are removed from the respective line items of the statement of operations and reported, along with the after-tax gain or loss, net on a separate line below income from continuing operations. Revenues and operating profit (under French GAAP) from the catalog business sold during 2002 were approximately €360.6 million and €36.9 million, respectively. The gain on sale of €379.4 million and the related tax effects also would be included in the line used to report discontinued operations. Because the pro forma information is to be presented only through income from continuing operations, the individual components described represent differences between the pro forma statement of operations and Guilbert’s Consolidated Income Statement presented in the audited financial statements in the Form 8-K/A, dated July 31, 2003 incorporated by reference to this prospectus.

•	Treatment of goodwill. With the issuance of Statement of Financial Accounting Standards, or FAS, No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized under U.S. GAAP. Guilbert’s historical statements of operations have been modified to exclude goodwill amortization relating to the contract business of €10.1 million for 2002 and €4.1 million for the first five months of 2003. Additionally, with the initial implementation of FAS 142, companies were required to evaluate goodwill for potential impairment, with such impairment presented as a cumulative effect of an accounting change. Accordingly, Guilbert’s goodwill impairment charge of €23.6 million recorded in 2002 has been excluded from income from continuing operations.

•	Exceptional Items. In addition to the gain on disposal of the catalog business discussed above, exceptional items reported in Guilbert’s income statement prepared in accordance with French GAAP included items that would be reported within operating profit under U.S. GAAP. These items are considered unusual and include asset write-downs, loss contingency accruals, severance arrangements, and other items, but they would not meet the criteria for extraordinary item treatment under U.S. GAAP. Accordingly, exceptional items for 2002 have been reclassified to increase store and warehouse operating and selling expenses by €20.1 million, general and administrative expenses by €18.7 million, and tax expense by €7.6 million. Similarly, the exceptional items net expense of €9.1 million for the first five months of 2003 have been reclassified into operating expenses.

      Certain other revenue and expense items included in the original Guilbert financial statements have been reclassified to conform to our presentation.

      Guilbert’s operations are included in our results following the acquisition date of June 2, 2003. Accordingly, the unaudited pro forma results of operations for the six months ended June 28, 2003 presents separately the historical Guilbert operations for the five months ended May 31, 2003.

      Guilbert’s income tax expense for 2002 and for the first five months of 2003 reflects an inability to offset income and losses across certain jurisdictions and includes the write-off of certain deferred tax assets. This tax structure may change following the acquisition and past results may not be indicative of the tax expense in future periods.

      The weighted average euro to U.S. dollar exchange rate used for conversion of Guilbert’s results for 2002 was 1 euro to 0.943 dollar, and for the first five months of 2003 was 1 euro to 1.087 dollars.

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

Note 3 — Pro forma Adjustments

      Pro forma adjustments have been made to reflect:

(a) The amortization of acquired intangible assets. At June 2, 2003, intangible assets include $64.4 million for customer-related intangibles and $117.1 million for tradenames. The amortization of customer-related intangibles is based on projected customer turnover that accelerates amortization in the early years of the estimated five-year life. The preliminary value assigned to tradenames is under continuing review, and has been given an indefinite life for purposes of the initial purchase price allocation. As our valuation work progresses, the value and life assigned to intangible assets may change. The indefinite life tradenames and goodwill will be tested annually for impairment.

(b) An assumed net interest cost. A provision has been calculated to reduce assumed interest income on the cash used for the acquisition, partially offset by a reduction in Guilbert’s interest expense related to convertible debt and accounts receivable securitization, both of which were extinguished in transactions that were directly related to the acquisition. These calculations are based on an assumed interest rate of 2.0% for 2002 and 1.75% for the first five months of 2003, offset by Guilbert’s actual interest expense on the liquidated indebtedness.

(c) Tax effects of the pro forma adjustments. An income tax benefit has been computed relating to the foregoing adjustments, based upon an assumed statutory rate of 33%. See Note 2 above for discussion of Guilbert’s tax structure and deferred tax write-offs in 2002 and the first five months of 2003. The statutory rate may not be indicative of Guilbert’s future effective tax rate.

SELECTED HISTORICAL FINANCIAL DATA

      The consolidated statement of earnings and other data for fiscal years 2000, 2001 and 2002 and the consolidated balance sheet data as of the fiscal 2001 and 2002 are derived from our audited consolidated financial statements incorporated by reference in this prospectus. Our fiscal years are based on a 52-week or 53-week period ending on the last Saturday in December. The fiscal year 2000 financial statements consist of 53 weeks; all other periods presented consist of 52 weeks. The consolidated statement of earnings and other data for the fiscal years 1998 and 1999 and the consolidated balance sheet data as of fiscal year end 1998, 1999 and 2000 are derived from our audited consolidated financial statements, which are not included or incorporated by reference in this prospectus.

      The consolidated statement of earnings and other data for the first half of fiscal years 2002 and 2003 and the condensed consolidated balance sheet data as of June 28, 2003 are derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus. The results for the first half of fiscal year 2003 are not necessarily indicative of operating results to be expected for the full year.

      Our acquisition of Guilbert occurred after our 2002 fiscal year end and therefore is not reflected in our selected historical financial data for that period or prior periods. Our selected financial data for the first half of fiscal year 2003 includes the results of operations of Guilbert following its acquisition on June 2, 2003.

      You should read our selected historical financial data in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus, and our consolidated financial statements and related notes and “Management’s Discussion & Analysis of Results of Operations and Financial Condition” incorporated by reference in this prospectus.

	Fiscal Year										First Half of Fiscal Year

	1998		1999		2000		2001		2002		2002		2003

	(Amounts in thousands of dollars, except per share data and ratios)
Statements of
Earnings Data:
Sales	$8,934,227		$10,197,373		$11,495,493		$11,082,112		$11,356,633		$5,644,132		$5,871,560
Cost of goods sold and occupancy costs	6,448,046		7,405,870		8,435,928		7,940,067		8,022,663		4,004,638		4,052,466

Gross profit	2,486,181		2,791,503		3,059,565		3,142,045		3,333,970		1,639,494		1,819,094
Store and warehouse operating and selling expenses	1,664,100		1,999,791		2,388,108		2,322,577		2,331,384		1,141,861		1,322,625
General and administrative expenses	284,239		322,172		447,693		445,538		486,279		237,841		251,972
Facility closure costs and other operating expenses	136,279		56,949		116,771		20,561		16,599		4,050		1,447

Operating profit	401,563		412,591		106,993		353,369		499,708		255,742		243,050
Interest income	25,309		30,043		11,345		12,980		18,509		8,370		9,855
Interest expense	(21,202)		(24,852)		(32,683)		(43,339)		(46,195)		(22,758)		(23,255)
Miscellaneous income (expense), net	(18,985)		(3,514)		4,632		(9,057)		7,183		4,053		16,166

Earnings from continuing operations before income taxes	386,685		414,268		90,287		313,953		479,205		245,407		245,816
Income taxes	155,531		155,875		41,972		112,296		167,722		86,476		82,252

Earnings from continuing operations	231,154		258,393		48,315		201,657		311,483		158,931		163,564
Discontinued operations	2,042		(755)		1,017		(614)		(775)		722		1,153
Cumulative effect of accounting change, net	—		—		—		—		—		—		(25,892)

Net earnings	$233,196		$257,638		$49,332		$201,043		$310,708		$159,653		$138,825

Earnings per share from continuing operations:
Basic	$0.63		$0.72		$0.16		$0.68		$1.02		$0.52		$0.53
Diluted	0.60		0.69		0.16		0.66		0.98		0.50		0.52
Other Data:
Ratio of earnings to fixed charges(1)	4.9	x	4.1	x	1.5	x	2.7	x	3.6	x	3.7	x	3.6	x

						First Half of
	Fiscal Year					Fiscal Year

	1998	1999	2000	2001	2002	2002

	(Amounts in thousands of dollars)
Balance Sheet Data (at period end):
Working Capital	$1,293,370	$687,007	$790,752	$721,867	$1,217,706	$740,281
Total assets	4,025,283	4,276,183	4,196,334	4,331,643	4,765,812	5,492,785
Long-term debt, excluding current maturities	470,711	321,099	598,499	317,552	411,970	435,958
Stockholders’ equity	2,028,879	1,907,720	1,601,251	1,848,438	2,297,112	2,524,246

	Fiscal Year					First Half of Fiscal Year

	1998	1999	2000	2001	2002	2002	2003

	(Amounts in thousands of dollars)
Segment Data:
North American Retail Division
Sales	$5,150,379	$5,893,384	$6,487,522	$5,842,648	$5,804,449	$2,915,032	$2,807,844
Gross Profit	1,228,820	1,336,903	1,422,460	1,363,540	1,453,260	725,052	731,734
Segment operating profit	503,801	380,403	216,975	308,300	419,738	217,620	164,573
Business Services Group
Sales	$2,803,805	$3,057,188	$3,618,768	$3,763,006	$3,913,902	$1,946,234	$1,991,868
Gross Profit	855,542	949,191	1,092,141	1,189,053	1,229,182	603,036	649,045
Segment operating profit	178,586	218,512	177,286	291,208	364,624	174,477	188,714
International Division
Sales	$983,962	$1,250,685	$1,393,154	$1,480,103	$1,641,411	$784,332	$1,073,411
Gross Profit	403,316	507,074	546,685	591,700	653,302	312,258	439,103
Segment operating profit	140,086	152,506	167,382	212,179	212,127	105,803	143,345

(1)	We compute these ratios by dividing our earnings by our fixed charges. For this ratio, earnings include income before income taxes and fixed charges. Fixed charges include interest expense, whether expensed or capitalized.

BUSINESS

      Office Depot, Inc., together with its subsidiaries, is a global supplier of office products and services. We sell to consumers and businesses of all sizes through our three business segments: North American Retail Division, Business Services Group, and International Division.

Office Products Industry

      Our competitors primarily sell three broad categories of merchandise: general office supplies and services, technology and related products, and office furniture. Office products distributors include contract stationers (selling at significant discounts from list prices to their contract customers), mail order companies (selling through catalogs), Internet-based companies, and retailers (including office superstores such as the ones we operate).

      Although the office products business has changed in recent years, a significant portion of the market is still served by small dealers. These dealers purchase a significant portion of their merchandise from national or regional office supply distributors who, in turn, purchase merchandise from manufacturers. Dealers often employ a commissioned sales force that use the distributor’s catalog, showing products at retail list prices, for selection and price negotiation with the customer. We believe that these dealers generally sell their products at prices higher than those we offer to our customers.

      Since the mid-1980s, high-volume office supply superstores have emerged throughout the United States. These stores offer a wide selection of products, a high level of customer service and low prices. High-volume office products retailers typically offer substantial price savings to individuals and small-to medium-sized businesses, which traditionally have had limited opportunities to buy at significant discounts from retail list prices. During the late 1990s, other retailers, including mass merchandisers and warehouse clubs, began offering a wide variety of similar products at low prices and have become increasingly competitive with office supply superstores. Direct mail and Internet-based companies have also established a growing presence in the office products industry.

      Larger customers have been, and continue to be, served primarily by full service contract stationers, which offer contract bids at discounts equivalent to or greater than those offered by our retail stores and catalogs. These stationers, including our own contract stationer business, traditionally serve their customers through a commissioned sales force, purchase in large quantities primarily from manufacturers, and offer competitive pricing and customized services to their customers.

Merchandising and Product Life Cycle

      Our merchandising strategy is to offer a broad selection of office products, under both our Office Depot® and Viking Office Products® brands, and to provide our customers with business services and customized business solutions that differentiate us from our competition and increase customer loyalty. Our selection of office products includes general office supplies, computers, software, computer supplies, business machines and related supplies, and office furniture. Our domestic office supply superstores and customer service centers now stock approximately 8,200 and 9,300 stock keeping units, or SKUs, respectively, including variations in color and size. Our customer service centers provide warehouse and delivery functions for our catalog, contract and Internet customers, and support retail store inventory replenishment as needed.

      We buy substantially all of our merchandise directly from manufacturers and other primary suppliers. We also obtain certain merchandise from offshore locations, including our private label brands that are exclusive to Office Depot and Viking. In most cases, our suppliers deliver the merchandise directly to our customer service centers or our cross-dock and warehouse facilities, which are centralized distribution centers. Once received at our cross-docks, most merchandise is then delivered to our retail stores. Cross-docks use a customized system to manage the inbound flow of merchandise with the goal of minimizing our landed cost. This system enables us to maintain optimal in-stock positions by permitting a shorter lead time for reordering, while still meeting the minimum ordering requirements of our vendors. The use of cross-docks also reduces our freight costs by centralizing the receiving function.

      Office Depot’s centralized merchandising department is responsible for selecting and purchasing merchandise as well as managing the full product life cycle. For merchandise offered to our retail store, direct mail and Internet customers, operating management determines pricing based upon merchant recommendations. Our contract sales force in our Business Services Group determines the price of products sold to our contract customers. Replenishment personnel monitor inventory levels and initiate product reorders with the assistance of our customized replenishment system. This system allows merchants to devote more time to selecting products, developing new product lines, analyzing competitive developments and negotiating with vendors to obtain more favorable prices and product availability. We transmit purchase orders electronically to a significant number of our vendors, and we electronically receive advance shipment notices and invoices back from them. This method of electronic ordering expedites orders and promotes accuracy and efficiency.

Sales and Marketing

      We are able to maintain our competitive pricing policy primarily as a result of the significant cost efficiencies we achieve through our operating format and purchasing power. Our marketing programs are designed to attract new customers and to persuade existing customers to make additional purchases. We advertise in the major newspapers in most of our local markets. These advertisements are supplemented with local and national radio and network and cable television advertising campaigns and direct marketing efforts. Additionally, in 2002 we entered into a naming rights agreement for a sports and entertainment complex in south Florida. This agreement will provide us with marketing, signage rights, and other promotional programs over the next 10 years.

      We continuously acquire new customers by selectively mailing specially designed catalogs to prospective customers. Sometimes we obtain the names of prospective customers in new and existing markets through the use of selected mailing lists from outside marketing information services and other sources. We use a proprietary mailing list system for our Viking Office Products® brand catalogs and other promotional mailings. We plan to use this same technology to increase the effectiveness of our Office Depot® brand catalogs in the future.

      We have a low price guarantee policy for our Office Depot®brand products sold in stores and through catalogs and over the Internet. Under this policy, we will match any competitor’s comparable lower price. This program assures customers that they can always receive low prices from us even during periodic sales promotions by our competitors. Monthly competitive pricing analyses are performed to monitor each market, and prices are adjusted as necessary to adhere to this pricing philosophy and ensure competitive positioning.

      Our customers can place orders over the Internet, by telephone or by fax using toll-free telephone numbers that route the calls to our call centers. In North America, our call centers are located in Florida, Georgia, Texas, Ohio, Connecticut, Kansas, New Jersey, Arizona and California. Orders are electronically transmitted from our call centers to the store or customer service center closest to our customer for pick-up or delivery at a nominal delivery fee (free with a minimum order size). For our wholly owned operations outside of North America, orders are processed and fulfilled by call centers and customer service centers located in each of the respective countries. Orders are packaged, invoiced and shipped for next-day delivery or same-day delivery in the case of Viking orders in selected markets.

      Through our Business Services Group, we provide our contract customers with specialized services designed to aid them in achieving efficiencies and eliminating waste in their overall office products and office furniture costs. These services include electronic ordering, stockless office procurement, desktop delivery, business forms management services and comprehensive product usage reports. Desktop delivery entails delivering the merchandise to individual departments within our customers’ facilities, rather than delivering the packages to one central receiving point. We also develop customized Intranet sites in tandem with our customers, allowing them to set rules and limitations on their employees’ electronic ordering abilities. Customer orders from these Intranet sites are transmitted to us via the Internet.

      In addition to the normal payment options available to all of our customers, we offer our contract and certain qualified commercial customers the option of purchasing on credit through open accounts. We also offer revolving credit terms to certain customers through the use of private label credit cards. These credit cards are issued without charge to credit-qualified customers. Sales transactions using the private label credit cards are transmitted electronically to financial services companies, which credit our bank account with the net proceeds within two days. We offer our contract customers a store purchasing card that allows them to purchase office supplies at one of our retail stores, while still taking advantage of their contract pricing. No single customer in any of our segments accounts for more than 1% percent of our total sales. All of our credit card operations are managed by third parties with whom we contract to perform this service.

Our Sales Channels

Retail Stores

      Most of our retail stores conform to a model designed to achieve cost efficiency by minimizing rent and eliminating the need for a central warehouse. Each store displays virtually all its inventory on the sales floor using low-profile fixtures, pallets, bins and steel shelving, permitting the bulk stacking of inventory and quick and efficient restocking. Shelving is positioned to form aisles large enough to comfortably accommodate customer traffic and merchandise movement. In recent years, we further enhanced the shopping experience with the installation of new lighting, signage, and broadband Internet capabilities across our entire North American Retail chain. As of December 28, 2002, the average size of our North American retail stores was approximately 27,000 square feet.

      In 2003, we plan to add approximately 35 to 40 new retail stores in North America of various sizes and formats to enable us to cost effectively serve more customer segments and underserved markets. By offering these retail formats with tailored products assortments, we can better serve a diverse customer base and create customer loyalty. In mid-June, we opened our first store utilizing the “Millennium” design. This design has merchandise placements that correspond to the way customers shop. If the Millennium design continues to yield positive results, we will remodel 25 to 30 stores to this new format during the second half of 2003 and an additional 100 to 150 in 2004.

      Our stores sell primarily to small offices, home offices and individual consumers. We carry a wide selection of merchandise, including brand name and private label office supplies, business machines and computers, computer software, office furniture and other business-related products. Most stores also contain a multipurpose copy and print center offering printing, reproduction, mailing, shipping, and other services. Through our business relationship with United Parcel Services, Inc., or UPS, we offer shipping services in our North American Retail stores. This enables us to offer our customers a full selection of packaging and shipping supplies, as well as the complete portfolio of U.S. domestic and international UPS shipping services at regular UPS customer counter rates.

      Internationally, we have chosen to grow retail stores through the selective opening of company-owned retail stores and through joint venture and licensing agreements. At the end of 2002, our International Division served customers through a total of 171 office supply retail stores, of which 50 were company-owned. In 2003, we plan to expand our International Division’s retail presence by opening five to ten new retail stores in France and Japan, and six new stores in Spain.

Dedicated Sales Force

      Our contract business employs a dedicated sales force that services the office supply needs of medium and large businesses. Depending on the size and type of customer, our sales force tailors its service offerings to optimally serve the customer’s needs at the lowest possible cost. Sales representatives increase contract revenues by building relationships with customers and providing information, business tools and problem-solving services to them.

      Our contract business is part of our Business Services Group in the United States and Canada and part of our International Division in all other countries. On June 2, 2003, we acquired Guilbert, a leading contract stationer in Europe, from the Pinault-Printemps-Redoute Group. Guilbert, with 2002 contract sales of €1.4 billion, sells to nearly 300,000 small, medium and large companies in France, the UK, Ireland, Germany, Italy, the Netherlands, Spain, Belgium and Portugal through a direct sales force and through e-commerce and other Internet solutions. Our acquisition of Guilbert is expected to accelerate our growth in the large-sized business customer channel in Europe. The acquisition of Guilbert also added management depth, market experience, purchasing power and scale in the contract and catalog business segment to our European catalog, Internet and retail stores operations.

Catalog Production and Circulation

      We use our catalogs to market directly to both existing and prospective customers throughout the world. Separate catalog assortments promote our dual brand (Office Depot® and Viking Office Products®) mail order strategy. We currently circulate both Office Depot® and Viking Office Products® brand catalogs through our Business Services Group domestically and our International Division outside the United States. Each catalog is printed in full color with pictures and narrative descriptions that emphasize key product benefits and features. We have developed a distinctive style for our catalogs, most of which are produced in-house by our designers, writers and production artists.

      Our Viking Office Products® brand catalog mailings include monthly sale catalogs, which are mailed to all active Viking customers and present our most popular items. A complete buyers guide, containing all of our products at the regular discount prices, is delivered to our Office Depot® and Viking Office Products® brand catalog customers every six months. This buyers guide, which is mailed to all of our active customers, varies in size between countries. Prospecting catalogs with special offers designed to attract new customers are mailed frequently. In addition, Office Depot® and Viking Office Products®specialty catalogs are delivered each month to selected customers.

      During 2002, we mailed approximately 297 million copies of Office Depot® and Viking® brand catalogs to existing and prospective customers. During 2001 and 2000, we mailed approximately 307 million and 305 million copies, respectively.

Internet Sales

      We offer products to our customers worldwide through several web sites. In North America, we operate eleven web sites, including www.officedepot.com, which has won a number of awards from the information technology industry and various customer groups. We also operate 33 international web sites in multiple languages for both consumer and business customers. Our web sites have sophisticated work-flow components that help our customers electronically manage their ordering process for office supplies, with thousands of customer orders processed each day. Internet-enabled applications allow our suppliers to directly interact with our systems, improving order flow and supply chain management. We use our corporate Intranet to improve employee productivity and responsiveness and to reduce our administrative costs.

Information Systems

      Our information systems include advanced software packages that have been customized for our specific business operations. By maximizing our application of these technologies, we have improved our ability to manage our inventories, order processing, replenishment and marketing efforts.

      Inventory data is updated instantaneously in our systems when the merchandise is scanned for receiving or transfer, and sales and certain inventory data is updated in our systems each night by downloading information from our point-of-sale and our telemarketing order entry systems. Our point-of-sale systems permit the entry of sales data through the use of bar code laser scanning. The systems also have a price “look-up” capability that permits immediate price checking and the efficient movement of customers through the checkout process. Data from all of our locations and order sources is transmitted to our North American and European headquarters at the end of each day, permitting a perpetual daily inventory and the calculation of average unit cost by SKU for each of our stores and customer service centers. Daily compilation of sales and gross margin data allows us to analyze profitability and inventory by item and product line, as well as monitor the success of our sales promotions. For all SKUs, we have immediate access to on-hand daily unit inventory, units on order, current and past rates of sale and other information pertinent to the management of our inventory.

      We have invested in a data warehouse system that allows us to perform trend and market basket analysis, manage our customer relationships, and produce more effective advertising campaigns. We strive for superior customer satisfaction, and our information systems initiatives are designed with that goal in mind. Our data warehouse solution is designed to use sales transaction and customer interaction information to market on a more personal basis with each of our customers. In recent years, we have used technology to streamline our warehouse and delivery operations, resulting in improved operating performance and lower costs.

      During 2002, we began various initiatives to update or streamline our information technology and related processes, including implementing an advanced enterprise resource planning system across our core financial and human resource applications and moving our domestic warehouse operations to a common systems platform. The implementation of these projects will continue throughout fiscal 2003.

      All of our computer operations are managed internally in state-of-the-art facilities that capitalize on advanced technologies. Our help desk is staffed 24 hours per day, 7 days per week. We utilize off-site disaster recovery facilities and redundancies. These operations result in industry leading system availability and reliability.

Competition

      We operate in a highly competitive environment. Historically, our markets have been served by traditional office products dealers and contract stationers. We believe that we compete favorably against dealers on the basis of price and selection. We compete with other full service contract stationers on the basis of service and value-added technology. We also compete with other office supply superstores, wholesale clubs selling general merchandise, discount stores, mass merchandisers, conventional retail stores, Internet-based companies and direct mail companies. These companies, in varying degrees, compete with us on both price and selection. We believe that our ability to buy in large quantities directly from the manufacturers affords us a competitive advantage over our smaller competitors.

      Other office supply superstores are similar to us in terms of store format, pricing strategy and product selection and availability in the markets where we operate, primarily those in the United States and Canada. We anticipate that in the future we will face increased competition from these chains as each of us expands our operations both in North America and abroad. We differentiate ourselves from these other superstore chains by pursuing our mission to know our business customers and to supply not only the products, but also the business solutions they need. This focus is summed up in our brand positioning statement “What you need. What you need to know.” This statement emphasizes how we provide tailored business services and solutions across our sales channels to optimally serve our diverse customers’ needs.

      In the contract stationer portions of the industry, our principal competitors are national and regional full service contract stationers, national and regional office furniture dealers, independent office products distributors, discount superstores and, to a lesser extent, direct mail businesses, stationery retail outlets and Internet-based merchandisers. Other office supply superstore chains have developed a presence in the contract stationer and Internet channels of the business. We compete with these businesses in substantially all of our current markets.

      Increased competition may have an adverse effect on us; however, we believe that we compete effectively based on price, selection, availability, location and customer service.

Employees

      As of June 28, 2003, we had approximately 48,500 employees worldwide, the majority of which were full time. Our labor relations generally are good, and the overwhelming majority of our facilities are not organized by any labor union.

Legal Proceedings

      We are involved in litigation arising in the normal course of our business. While from time to time claims are asserted that make demands for large sums of money, including ones asserted in the form of class action suits, we do not believe that any of these matters, either individually or in the aggregate, will materially affect our financial position or the results of our operations.

OUR DEBT

      In addition to the original notes, we have an existing credit facility and outstanding senior subordinated notes. Because of the restrictive covenants and financial ratios contained in our credit facility and our senior subordinated notes, we and our subsidiaries are limited in our ability to incur additional indebtedness. Following the termination of our credit facility in April 2005 and either an upgrade of our senior subordinated notes to an investment grade level or maturity of the senior subordinated notes in July 2008, our subsidiaries may incur substantial additional indebtedness.

Our Credit Facility

      Our existing credit facility provides us with a maximum of $600 million, including up to $150 million for issuance of standby and trade letters of credit. This facility is a 3-year, unsecured revolving credit agreement maturing on April 24, 2005. The agreement provides for the availability of borrowings up to the full amount of the facility in U.S. dollars, euro, British pounds, or yen. Borrowings will bear interest at a benchmark variable rate plus a spread determined at the time of usage. For U.S. dollar borrowings, interest will be based on the then-current London Interbank Offering Rate or U.S. prime rate. For international borrowings, interest will be based on the then-current Eurocurrency rate. We can specify interest periods to be one, two, three, or six months. Based on our current credit ratings, interest on any borrowing would include a spread of 0.925%. As of June 28, 2003, we had (a) outstanding U.S. borrowings of $20 million, which had an effective interest rate of 4.0%, (b) outstanding Japan borrowings of ¥10.26 billion ($85.8 million at the June 28, 2003 exchange rate), which had an effective interest rate of 0.9875%, and (c) outstanding letters of credit totaling $75.1 million.

      The credit facility agreement contains covenants relating to various financial ratios that require us to maintain:

(i) a fixed charge coverage ratio of:

(a) 1.5 to 1.0 until December 31, 2004; and

(b) 1.7 to 1.0 from January 1, 2005 until the maturity of the agreement; and

(ii) a leverage ratio of not greater than 0.45 to 1.00.

      In addition, the agreement contains other restrictive covenants that limit the ability of Office Depot, Inc. and its subsidiaries to:

(i) create liens with respect to our property;

(ii) merge with or into, or convey, transfer, lease, or otherwise dispose of all or substantially all our assets;

(iii) materially change the nature of our business;

(iv) make certain investments;

(v) permit any of our subsidiaries to issue certain debt; or

(vi) modify, amend, cancel or rescind any agreements with respect to subordinated debt.

      We are in compliance with all such covenants.

Our Senior Subordinated Notes

      In July 2001, we issued $250 million of seven year, non-callable, senior subordinated notes due July 15, 2008. The subordinated notes have an interest rate of 10%, payable semi-annually on January 15 and July 15. Our senior subordinated notes contain provisions that, in certain circumstances, place financial restrictions or limitations on us. Such restrictions or limitations include limitations on the ability of Office Depot, Inc. and certain of our subsidiaries to create liens and consolidate, merge or sell all or substantially all our assets. In addition, until the time that the notes are rated investment grade by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group and neither rating agency attaches any “negative outlook” or “negative credit watch” to the rating of the subordinated notes, Office Depot, Inc.

and certain of our subsidiaries are subject to additional restrictive covenants, which limit the ability of Office Depot, Inc. and certain of our subsidiaries to:

(i) borrow money;

(ii) pay dividends on, redeem or repurchase our capital stock;

(iii) make investments;

(iv) sell assets;

(v) create restrictions on the payment of dividends or other amounts to us from certain subsidiaries; and

(vi) enter into transactions with affiliates.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

      When we sold the original notes on August 11, 2003, we entered into an exchange and registration rights agreement with the initial purchasers of those original notes. Under the exchange and registration rights agreement, we agreed to file a registration statement regarding the exchange of the original notes for notes which are registered under the Securities Act. We also agreed to use our reasonable best efforts to cause the registration statement to become effective with the SEC and to conduct this exchange offer after the registration statement is declared effective. We will use our reasonable best efforts to keep this registration statement effective until the earlier of (1) this exchange offer is completed or (2) the day on which no original notes are held by broker-dealers. The exchange and registration rights agreement provides that we will be required to pay additional interest to the holders of the original notes if:

•	the registration statement is not filed by November 9, 2003;

•	the registration statement is not declared effective by February 7, 2004; or

•	the exchange offer has not been completed by March 8, 2004.

      A copy of the exchange and registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

      Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange original notes that are properly tendered on or before the expiration date and not withdrawn as permitted below. As used in this prospectus, the term “expiration date” means 5:00 p.m., New York City time, on            , 2003. However, if we, in our sole discretion, have extended the period of time for which the exchange offer is open, the term “expiration date” means the latest time and date to which we extend the exchange offer.

      As of the date of this prospectus, $400,000,000 aggregate principal amount of the original notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about            , 2003 to all holders of original notes known to us. Our obligation to accept original notes for exchange in the exchange offer is subject to the conditions described below under the heading “—Conditions to the Exchange Offer.”

      We reserve the right to extend the period of time during which the exchange offer is open. We would then delay acceptance for exchange of any original notes by giving oral or written notice of an extension to the holders of original notes as described below. During any extension period, all original notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any original notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.

      Original notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple of $1,000.

      We reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the heading “—Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original notes as promptly as practicable. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes, file a post-effective amendment to the prospectus and provide notice to the noteholders. If the change is made less than five business days before the expiration of the exchange offer, we will extend the offer so that the noteholders have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time on that date.

Procedures for Tendering

      When the holder of original notes tenders, and we accept, notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as described below, a tendering holder must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to SunTrust Bank at the address listed below under the heading “— Exchange Agent;” or

•	if original notes are tendered in accordance with the book-entry procedures listed below, the tendering holder must transmit an agent’s message (as defined below) to the exchange agent at the address listed below under the heading “—Exchange Agent.”

      In addition, either:

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the original notes being tendered into the exchange agent’s account at the Depository Trust Company, the book-entry transfer facility, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

      The Depository Trust Company will be referred to as DTC in this prospectus.

      The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.

      The method of delivery of original notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal to us.

      If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent’s account.

      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the original notes surrendered for exchange are tendered:

•	by a registered holder of the original notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an “eligible institution.”

      If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an “eligible institution.” An “eligible institution” is a financial institution, including most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.

      We will determine in our sole discretion all questions as to the validity, form and eligibility of original notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding.

      We reserve the absolute right to reject any particular original note not properly tendered or any which acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular original note either before or after the expiration date, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular original note either before or after the expiration date, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within a reasonable period of time.

Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of original notes. Nor will we, the exchange agent or any other person incur any liability for failing to give notification of any defect or irregularity.

      If the letter of transmittal is signed by a person other than the registered holder of original notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution.

      If the letter of transmittal or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

      By tendering, each holder will represent to us that, among other things,

•	the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder; and

•	neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes.

      In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the exchange notes.

      If any holder or other person is an “affiliate” of ours, as defined under Rule 405 of the Securities Act, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the exchange notes, that holder or other person can not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

      Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered. We will issue the exchange notes promptly after acceptance of the original notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice to be given promptly thereafter. See “— Conditions to the Exchange Offer” below for a discussion of the conditions that must be satisfied before we accept any original notes for exchange.

      For each original note accepted for exchange, the holder will receive an exchange note having a principal amount equal to that of the surrendered original note. The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid, or if no interest has been paid on the original notes, from August 11, 2003. Original notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of original notes whose original notes are accepted for exchange will not receive any payment for accrued interest on the original notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the original notes. Under the exchange and registration rights agreement, we may be required to make additional payments in the form of additional interest to the holders of the original notes under circumstance relating to the timing of the exchange offer.

      In all cases, issuance of exchange notes for original notes will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of the original notes, into the exchange agent’s account at the DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

      Unaccepted or non-exchanged original notes will be returned without expense to the tendering holder of the original notes. The non-exchanged original notes will be credited to an account maintained with the DTC, as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfers

      The exchange agent will make a request to establish an account for the original notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of original notes by causing DTC to transfer those original notes into the exchange agent’s account at the DTC in accordance with the DTC’s procedure for transfer. This participant should transmit its acceptance to the DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered original notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address listed below under the heading “— Exchange Agent” on or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

      If a registered holder of original notes desires to tender the original notes, and the original notes are not immediately available, or time will not permit the holder’s original notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent received from an eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of the letter of transmittal, and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery,

(1) stating the name and address of the holder of original notes being tendered and the amount of original notes tendered,

(2) stating that the tender is being made; and

(3) guaranteeing that within three New York Stock Exchange trading days after the expiration date, a book-entry confirmation together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	a book-entry confirmation together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

      Tenders of original notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

      For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated below under the heading “— Exchange Agent” before 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person, referred to as the depositor, having tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the principal amount of the original notes;

•	contain a statement that the holder is withdrawing his election to have the original notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the original notes register the transfer of the original notes in the name of the person withdrawing the tender; and

•	specify the name in which the original notes are registered, if different from that of the depositor.

      Any notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn original notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal and our determination will be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for exchange. No exchange notes will be issued unless the original notes so withdrawn are validly re-tendered. Any original notes that have been tendered for exchange, but which are not exchanged for any reason, will be returned to the tendering holder without cost to the holder. The original notes will be credited to an account maintained with the DTC for the original notes. The original notes will be credited to the DTC account as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be re-tendered by following the procedures described above under the heading “—Procedures for Tendering” above at any time on or before 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

      Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any original notes, and may terminate or amend the exchange offer, if at any time before the acceptance of the original notes for exchange or the exchange of the exchange notes for the original notes, any of the following events occurs:

•	there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission:

(1) seeking to restrain or prohibit the making or completion of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result of this transaction;

(2) resulting in a material delay in our ability to accept for exchange or exchange some or all of the original notes in the exchange offer; or

(3) any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any governmental authority, domestic or foreign; or

•	any action has been taken, proposed or threatened, by any governmental authority, domestic or foreign, that in our sole judgment might directly or indirectly result in any of the consequences referred to in clauses (1), (2) or (3) above or, in our sole judgment, might result in the holders of exchange notes having obligations with respect to resales and transfers of exchange notes which are greater than those described in the interpretation of the SEC referred to above, or would otherwise make it inadvisable to proceed with the exchange offer; or

•	the following has occurred:

(1) any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market; or

(2) any limitation by a governmental authority, which may adversely affect our ability to complete the transactions contemplated by the exchange offer; or

(3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or

(4) a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the preceding events existing at the time of the commencement of the exchange offer, a material acceleration or worsening of these calamities; or

•	any change, or any development involving a prospective change, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, or we have become aware of facts that have or may have an adverse impact on the value of the original notes or the exchange notes; which in our sole judgment in any case makes it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange.

      These conditions to the exchange offer are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right.

      In addition, we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any original notes, if at this time any stop order is threatened or in effect relating to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange Agent

      We have appointed SunTrust Bank as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address indicated below. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

Main Delivery To: SunTrust Bank, Exchange Agent

By Mail.: SunTrust Bank Mail Code Fl-Miami-1020 777 Brickell Avenue – 2nd Floor Miami, Florida 33131 Attention: Holly Lee Jeske	By Hand or Overnight Courier: SunTrust Bank Mail Code Fl-Miami-1020 777 Brickell Avenue – 2nd Floor Miami, Florida 33131 Attention: Holly Lee Jeske

By Facsimile Transmission

(for Eligible Institutions only):

(305) 579-7017

Confirm by Telephone:

(305) 579-7009

      If you deliver the letter of transmittal to an address other than any address indicated above or transmit instructions via facsimile other than any facsimile number indicated, then your delivery or transmission will not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

      We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us. We estimate these expenses in the aggregate to be approximately $150,000.

Transfer Taxes

      Holders who tender their original notes for exchange will not be obligated to pay any transfer taxes in connection with exchange, except that holders who instruct us to register exchange notes in the name of, or request that original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer taxes. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Original Notes

      Holders who desire to tender their original notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. Neither the exchange agent nor Office Depot is under any duty to give notification of defects or irregularities with respect to the tenders of notes for exchange.

      Original notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the original notes and the existing restrictions on transfer set forth in the legend on the original notes and in the prospectus dated August 6, 2003, relating to the original notes. Except in limited circumstances with respect to specific types of holders of original notes, we will have no further obligation to provide for the registration under the Securities Act of such original notes. In general, original notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the original notes under the Securities Act or under any state securities laws.

      Upon completion of the exchange offer, holders of the original notes will not be entitled to any further registration rights under the exchange and registration rights agreement, except under limited circumstances.

      Holders of the exchange notes and any original notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Consequences of Exchanging Original Notes

      Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by holders after the exchange offer other than by any holder who is one of our “affiliates” (as defined in Rule 405 under the Securities Act). Such notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

a. such exchange notes are acquired in the ordinary course of such holder’s business; and

b. such holder, other than broker-dealers, has no arrangement or understanding with any person to participate in the distribution of the exchange notes.

      However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.

      Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

a. it is not an affiliate of Office Depot;

b. it is not engaged in, and does not intend to engage in, a distribution of the exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes; and

c. it is acquiring the exchange notes in the ordinary course of its business.

      Each broker-dealer that receives exchange notes for its own account in exchange for original notes must acknowledge that such original notes were acquired by such broker-dealer as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

      In addition, to comply with state securities laws of certain jurisdictions, the exchange notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the notes. We have agreed in the exchange and registration rights agreement that, prior to any public offering of transfer restricted securities, we will register or qualify the transfer restricted securities for offer or sale under the securities laws of any jurisdiction requested by a holder. Unless a holder requests, we currently do not intend to register or qualify the sale of the exchange notes in any state where an exemption from registration or qualification is required and not available. “Transfer restricted securities” means each note until:

a. the date on which such note has been exchanged by a person other than a broker-dealer for a note in the exchange offer;

b. following the exchange by a broker-dealer in the exchange offer of an exchange note, the date on which the exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus;

c. the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with a shelf registration statement that we file in accordance with the exchange and registration rights agreement; or

d. the date on which such note is distributed to the public in a transaction under Rule 144 of the Securities Act.

DESCRIPTION OF NOTES

      The terms of the exchange notes to be issued in the exchange offer are identical in all material respects to the terms of the original notes, except for the transfer restrictions relating to the original notes. Any original notes that remain outstanding after the exchange offer, together with the exchange notes, will be treated as a single class of securities under the indenture for voting purposes. When we refer to the term “note” or “notes”, we are referring to both the original notes and the exchange notes. When we refer to “holders” of the notes, we are referring to those persons who are the registered holders of notes on the books of the registrar appointed under the indenture.

      The following discussion summarizes selected provisions of the indenture under which the notes will be issued. Because this is only a summary, it is not complete and does not describe every aspect of the notes and the indenture. A copy of the form of the indenture is available from us upon request. You should read the indenture for provisions that may be important to you but which are not included in this summary.

General Terms of the Notes

      The notes will be issued under an indenture, between us and SunTrust Bank, as trustee, as supplemented from time to time. The notes will mature on August 15, 2013. Interest on the notes will accrue at the rate set forth on the cover of this prospectus. Interest on the notes will be payable semiannually on February 15 and August 15, beginning February 15, 2004, to the persons in whose names the notes were registered at the close of business on the next preceding February 1 and August 1, respectively. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The notes will be our senior unsecured obligations and will rank on a parity with all our other senior unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to the indebtedness and claims of the creditors of our subsidiaries.

      The indenture does not limit the amount of notes, debentures or other evidences of indebtedness that we may issue thereunder and provides that notes, debentures or other evidences of indebtedness may be issued from time to time in one or more series. We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue notes having the same ranking and the same interest rate, maturity and other terms as the notes issued in this offering. Any additional notes having such similar terms, together with the applicable notes, will constitute a single series of notes under the indenture.

      Principal and interest will be payable, and the notes will be transferable or exchangeable, at the office or offices or agency maintained by us for this purpose.

      Any payment otherwise required to be made in respect of notes on a date that is not a business day for the notes may be made on the next succeeding business day with the same force and effect as if made on that date. No additional interest shall accrue as a result of a delayed payment. A business day is defined in the indenture as a day other than a Saturday, Sunday or other day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

      The notes will be issued only in fully registered form without coupons in denominations of $1,000 or any whole multiple of $1,000. No service charge will be made for any transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange. The notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company (“DTC”). Except as described under “— Book-Entry; Delivery and Form” below, the notes will not be issuable in certificated form.

      We will initially appoint the trustee at its corporate trust office as a paying agent, transfer agent and registrar for the notes. We will cause each transfer agent to act as a co-registrar and will cause to be kept at the office of the registrar a register in which, subject to such reasonable regulations as we may prescribe, we will provide for the registration of the notes and registration of transfers of the notes. We may vary or terminate the appointment of any paying agent or transfer agent, or appoint additional or other such agents or approve any change in the office through which any such agent acts.

      We will provide you with notice of any resignation, termination or appointment of the trustee or any paying agent or transfer agent, and of any change in the office through which any such agent will act.

Optional Redemption

      The notes may be redeemed, in whole or in part, at our option at any time or from time to time.

      The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•	100% of the principal amount of the notes being redeemed on the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal of and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined below), plus 30 basis points, plus, in each case, accrued and unpaid interest on the notes to the redemption date. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

      We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. Once notice of redemption is mailed, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

      “Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes.

      “Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations, or © if only one Reference Treasury Dealer Quotation is received, such Quotation.

      “Reference Treasury Dealer” means (A) Citigroup Global Markets Inc. and Goldman, Sachs & Co. (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefore another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by us.

      “Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by lot by DTC, in the case of notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of notes that are not represented by a global security.

      The notes will not be entitled to the benefit of any mandatory redemption or sinking fund.

Book-Entry; Delivery and Form

      The notes representing the exchange notes will be issued in fully registered form. Except as described below, the exchange notes initially will be represented by one or more global notes, in definitive, fully registered form without interest coupons. The global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. or another nominee as DTC may designate.

      DTC has advised us a follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provision of Section 17A of the Exchange Act.

•	DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and other organizations. Indirect access to the DTC system is available to others, including banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

•	Upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the respective principal amounts of the exchange notes represented by the global notes to the accounts of persons who have accounts with DTC. Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC or persons who hold interests through the persons who have accounts with DTC. Persons who have accounts with DTC are referred to as “participants.” Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of participants, and the records of participants, with respect to interests of persons other than participants.

      So long as DTC or its nominee is the registered owner or holder of the global notes, DTC or the nominee, as the case may be, will be considered the sole record owner or holder of the exchange notes represented by the global notes for all purposes under the indenture and the exchange notes. No beneficial owners of an interest in the global notes will be able to transfer that interest except according to DTC’s applicable procedures, in addition to those provided for under the indenture. Owners of beneficial interests in the global notes will not:

•	be entitled to have the exchange notes represented by the global notes registered in their names,

•	receive or be entitled to receive physical delivery of certificated notes in definitive form, and

•	be considered to be the owners or holders of any exchange notes under the global notes.

      Accordingly, each person owning a beneficial interest in the global notes must rely on the procedures of DTC and, if a person is not a participant, on the procedures of the participant through which that person owns its interests, to exercise any right of a holder of exchange notes under the global notes. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global notes desires to take any action that DTC, as the holder of the global notes, is entitled to take, DTC would authorize the participants to take that action, and that the participants would authorize beneficial owners owning through the participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

      Payments of the principal of, premium, if any, and interest on the exchange notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner of the global notes. Neither we, the trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      We expect that DTC or it nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global notes will credit participants’ accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of the global notes, as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through these participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for these customers. These payments will be the responsibility of these participants.

      Transfer between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of notes in certificated form for any reason, including to sell notes to persons in states which require the delivery of the notes or to pledge the notes, a holder must transfer its interest in the global notes in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

      Unless and until they are exchanged in whole or in part for certificated exchange notes in definitive form, the global notes may not be transferred except as a whole by DTC to a nominee of DTC or by nominee of DTC to DTC or another nominee of DTC.

      Beneficial owners of exchange notes registered in the name of DTC or its nominee will be entitled to be issued, upon request, exchange notes in definitive certificated form.

      DTC has advised us that DTC will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the global notes are credited. Further, DTC will take any action permitted to be taken by a holder of notes only in respect of that portion of the aggregate principal amount of notes as to which the participant or participants has or have given that direction.

      Although DTC has agreed to these procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform these procedures, and may discontinue them at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      Subject to specified conditions, any person having a beneficial interest in the global notes may, upon request to the trustee, exchange the beneficial interest for exchange notes in the form of certificated notes. Upon any issuance of certificated notes, the trustee is required to register the certificated notes in the name of, and cause the same to be delivered to, the person or persons, or the nominee of these persons. In addition, if DTC is at any time unwilling or unable to continue as a depositary for the global notes, and a successor depositary is not appointed by us within 90 days, we will issue certificated notes in exchange for the global notes.

Certain Covenants of the Company

      We have agreed to some restrictions on our activities for the benefit of holders of the notes. The restrictive covenants summarized below apply, unless the covenants are waived or amended, so long as any of the notes are outstanding.

      The indenture (a) does not contain any financial covenants other than those summarized below, (b) does not restrict us from paying dividends or incurring additional Debt and (c) does not protect holders of notes in the event of a highly leveraged transaction or a change in control. Moreover, our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make funds available to us to do so.

Limitations on Liens

      Subject to the exceptions described below, we will not, and will not permit any Subsidiary to, directly or indirectly, create, incur or assume any mortgage, pledge, lien, security interest or other encumbrance (a “lien”) upon or with respect to any Principal Property, now owned or hereafter acquired, or on the capital stock of any principal subsidiary, now owned or hereafter acquired, to secure any Debt of Office Depot, any Subsidiary or any other person unless (a) we make effective provision pursuant to which the notes will be secured by that lien equally and ratably with (or prior to) any and all other obligations and indebtedness so secured, for so long as the other obligations and indebtedness are so secured or (b) the aggregate amount of all such indebtedness secured by such a lien then outstanding, together with all Attributable Debt in respect of sale and lease-back transactions existing at such time (with the exception of transactions which are not subject to the limitation described under the caption “— Limitation on Sale and Lease-Back Transactions” below), would not exceed 10% of our Consolidated Net Tangible Assets.

      This limitation will not apply to the following, and the following will be excluded in computing such indebtedness for purposes of this restriction:

•	liens existing as of the date of the issuance of the notes;

•	liens on property or assets of, or any shares of stock or securing indebtedness of, any corporation existing at the time such corporation becomes a Subsidiary;

•	liens on property or assets or shares of stock or securing indebtedness existing at the time of acquisition (including acquisition through merger or consolidation) and certain liens to secure indebtedness incurred prior to, at the time of or within 180 days after the later of the completion of the acquisition of, or the completion of the construction of, improvement of, and commencement of operation of, any such property (including any Capital Lease), for the purpose of financing all or any part of the purchase price or construction cost thereof;

•	liens to secure certain development, operation, construction, alteration, repair or improvement costs;

•	liens incurred pursuant to any industrial revenue bond, or similar conduit financing or obligation issued by a domestic governmental issuer to secure the related Debt, so long as such lien is limited to the related asset;

•	liens in favor of, or which secure indebtedness owing to, us or a Subsidiary;

•	liens on Accounts Receivable that are the subject of Permitted Receivables Financings and any related property that would ordinarily be subjected to a lien in connection with such Permitted Receivables Financing, such as proceeds and records;

•	liens in connection with government contracts, including the assignment of moneys due or to come due thereon;

•	liens for taxes, governmental assessments, charges or levies in the nature of taxes not yet due and payable, or liens for taxes, governmental assessments, charges or levies in the nature of taxes being contested in good faith and by appropriate proceedings;

•	certain liens in connection with legal proceedings to the extent such proceedings are being contested in good faith;

•	landlord’s liens under leases to which we or any subsidiary is a party;

•	Permitted Encumbrances;

•	utility deposits and pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, or to secure the performance of tenders, statutory obligations, surety, customs and appeal bonds, bids, leases, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

•	liens arising from precautionary UCC financing statements or similar filings regarding operating leases;

•	certain liens arising in the ordinary course of business and not in connection with the borrowing of money such as mechanics’, materialmans’, carriers’, warehousemans’, repairmens’ or other similar liens; and

•	extensions, substitutions, replacements or renewals of the foregoing if the principal amount of the indebtedness secured thereby is not increased (plus an amount in respect of reasonable fees and related transaction costs) and is not secured by any additional assets.

Limitation on Sale and Lease-Back Transactions

      Neither we nor any Subsidiary may enter into any arrangement with any person (other than us) providing for the leasing by us or a subsidiary of any Principal Property (except for temporary leases for a term of not more than three years), which Principal Property has been or is to be sold or transferred more than 180 days after such Principal Property has been owned by us or such Subsidiary and completion of construction and commencement of full operation thereof, by us or a Subsidiary to such person (herein referred to as a “sale and lease-back transaction”).

      This limitation will not apply to any sale and lease-back transaction if

•	the net proceeds to us or the Subsidiary from the sale or transfer equal or exceed the fair value (as determined by our board of directors) of the Principal Property so leased,

•	we or the Subsidiary could incur indebtedness secured by a lien on the Principal Property to be leased pursuant to the covenant described above under the caption “— Limitation on Liens” in an amount equal to the Attributable Debt with respect to such sale and lease-back transaction without equally and ratably securing the notes or

•	within 180 days after the effective date of any such sale and lease-back transaction, we apply an amount equal to the fair value (as determined by our board of directors) of the Principal Property so leased to (x) the retirement of Funded Debt (including the notes) of Office Depot or (y) the acquisition of additional real property.

Certain Definitions

      “Accounts Receivable” means, with respect to any person, all rights of such person to the payment of money arising out of any sale, lease or other disposition of goods or provision of services by such person.

      “Attributable Debt,” in respect of sale and lease-back transactions, means as of any particular time, the present value, discounted at the rate specified in the indenture, of the obligation of a lessee for rental payments during the remaining term of any lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). Sale and lease-back transactions with respect to facilities financed with certain tax-exempt securities are excepted from the definition.

      “Capital Lease” means at any date any lease of property which, in accordance with generally accepted accounting principles, would be required to be capitalized on the balance sheet of the lessee.

      “Consolidated Net Tangible Assets” means, as of any particular date, the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting (a) all current liabilities (excluding any amounts that constitute Funded Debt by reason of being extendible or renewable), and (b) all goodwill, trade names, trademarks, patents, unamortized Debt discount and expense and other like intangibles, all as computed in accordance with generally accepted accounting principles and as shown in the latest quarterly consolidated balance sheet of the Company contained in the Company’s then most recent annual report to stockholders or quarterly report filed with the SEC, as the case may be.

      “Debt” means (i) all obligations represented by notes, bonds, debentures or similar instrument (including a purchase money obligation arising in connection with the acquisition of any business, properties or assets of any kind other than a trade payable or a current liability arising in the ordinary course of business); (ii) any liability for borrowed money, or under any reimbursement obligation relating to a letter of credit; and (iii) all rental obligations as lessee under leases which shall have been or should be, in accordance with generally accepted accounting principles, recorded as Capital Leases.

      “Funded Debt” means mean all indebtedness for the repayment of money borrowed, whether or not evidenced by a bond, debenture, note or similar instrument or agreement, having a final maturity of more than twelve months after the date of its creation or having a final maturity of less than twelve months after the date of its creation but by its terms being renewable or extendible beyond twelve months after such date at the option of the borrower (excluding obligations under any Capital Leases). For the purpose of determining “Funded Debt,” any particular indebtedness will be excluded if, on or prior to the final maturity of that Debt, the necessary funds for the payment, redemption or satisfaction of that indebtedness have been deposited with the proper depositary in trust.

      “Permitted Encumbrances” means as of any particular time, (i) such easements, leases, subleases, encroachments, rights of way, minor defects, irregularities or encumbrances on title which are not unusual with respect to property similar in character to any such real property and which do not secure Debt and do not materially impair such real property for the purpose for which it is held or materially interfere with the conduct of our business or the business of any of our subsidiaries and (ii) municipal and zoning ordinances that are not violated by the existing improvements and the present use made by us or any subsidiaries of such real property.

      “Permitted Receivables Financing” means a sale, pledge or other transfer of any Accounts Receivables as a method of financing.

      “Principal Property” means, as of any date, any building, structure or other facility together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for manufacturing, processing or production (other than any pollution control facility), in each case located in the United States, and owned or leased or to be owned or leased by us or any Subsidiary other than any land, building, structure or other facility or portion thereof which, individually or in the aggregate with such other land, building, structure or other facility or portion thereof which may be so exempted if, in the opinion of our board of directors, it is not of material importance to the total business conducted by us and our subsidiaries, considered as one enterprise.

      “Subsidiary” means each corporation, other than a corporation which engages primarily in financing our consolidated operations, of which more than 50% of the outstanding voting stock is owned, directly or indirectly, by us or one or more of our subsidiaries, or by us and one or more of our subsidiaries.

Consolidation, Merger, Sale or Conveyance

      We may consolidate with, or sell, convey or lease all or substantially all our assets to, or merge with or into, any other corporation, if

•	either we are the continuing corporation, or the successor corporation is a domestic corporation and expressly assumes the due and punctual payment of the principal of and interest on all the notes and the due and punctual performance and observance of all the covenants and conditions of the indenture to be performed or observed by us; and

•	immediately after the merger or consolidation, or sale, conveyance or lease, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

Events of Default

      An Event of Default with respect to the notes is defined as:

•	default in the payment of any interest on any of the notes when due and payable, and continuance of such default for a period of 30 days;

•	default in the payment of any principal of or premium on any of the notes when due and payable either at maturity, upon any redemption, by declaration or otherwise;

•	default by us in the performance, or breach, of any other covenant or warranty contained in the notes or in the indenture and continuance of that default or breach for a period of 90 days after notice by the trustee or by the holders of at least 25% in principal amount of the outstanding notes;

•	a default under, or the acceleration of the maturity date of, any bond, debenture, note or other evidence of indebtedness of Office Depot or any Subsidiary (other than the notes), which consists of a payment default at the stated maturity thereof or results in acceleration of such indebtedness, or a default under any indenture or other instrument under which any such evidence of indebtedness has been issued or by which it is governed and the expiration of any applicable grace period specified in that evidence of indebtedness, indenture or other instrument, which consists of a payment default at the stated maturity thereof or results in acceleration of such indebtedness, if the aggregate amount of indebtedness with respect to which such payment default at the stated maturity thereof or acceleration has occurred exceeds $35 million; and

•	certain events of bankruptcy, insolvency or reorganization.

      The trustee will notify the holders of notes of any continuing default known to the trustee which has occurred with respect to the notes within 90 days after the occurrence of the default. Notwithstanding the foregoing, except in the case of default in the payment of the principal of or interest on any of the notes, the trustee may withhold notice if the trustee in good faith determines that the withholding of notice is in the interests of the holders of the notes.

      If an Event of Default with respect to any of the notes has occurred and is continuing (other than with respect to certain events of bankruptcy, insolvency or reorganization), either the trustee or the holders of not less than 25% in aggregate principal amount of notes then outstanding may declare the principal amount of all notes to be due and payable immediately. An Event of Default relating to a bankruptcy, insolvency or reorganization will cause all of the notes to become immediately due and payable without any declaration or other act by the trustee or the holders. However, upon certain conditions such declaration may be annulled. Any past defaults and the consequences thereof (except a default in the payment of principal of or interest on notes) may be waived by the holders of a majority in principal amount of the notes then outstanding. We may omit to comply with certain covenants in the indenture with respect to the notes upon waiver by the holders of a majority in principal amount of the notes then outstanding.

      Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default with respect to the notes has occurred and is continuing, the trustee will not be under any obligation to exercise any of the trusts or powers vested in it by the indenture at the request or direction of any of the holders, unless such holders have offered to the trustee reasonable security or indemnity. The holders of a majority in aggregate principal amount of the notes affected and then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or exercising any trust or power conferred on the trustee with respect to the notes; provided that the trustee may refuse to follow any direction which is in conflict with any law or the indenture and subject to certain other limitations.

      No holder of any notes will have any right by virtue or by availing of any provision of the indenture to institute any proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to the indenture or for any remedy thereunder, unless the holder has previously given the trustee written notice of an Event of Default with respect to notes and unless also the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee and the trustee shall have failed to institute such proceeding within 60 days after its receipt of such request, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request. However, the right of a holder of any note to receive payment of the principal of and any interest on such note on or after the due dates expressed in such note, or to institute suit for the enforcement of any such payment on or after such dates, shall not be impaired or affected without the consent of such holder.

Satisfaction and Discharge of Indenture

      The indenture, except for certain specified surviving obligations, will be discharged and canceled upon the satisfaction of certain conditions, including the payment of all the notes or the deposit with the trustee of cash or appropriate government obligations or a combination of the two sufficient for the payment or redemption in accordance with the indenture and the terms of the notes.

Modification of the Indenture

      The indenture contains provisions permitting us and the trustee to execute certain supplemental indentures adding, changing or eliminating any provisions to the indenture or any supplemental indenture with respect to the notes or modifying in any manner the rights of the holders of the notes. However, no supplemental indenture may, among other things, (a) extend the final maturity of any security, or reduce the rate or extend the time of payment of any interest on the security, or reduce the principal amount of any security, premium on any security, or reduce any amount payable upon any redemption of any security, without the consent of the holder of each security so affected, or (b) reduce the percentage of notes that is required to approve a supplemental indenture, without the consent of the holders of all notes then outstanding.

Governing Law

      The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

      We maintain customary banking relationships with affiliates of SunTrust Bank, the trustee under the indenture, and its affiliates.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where the original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, until the consummation of the exchange offer, we will make this prospectus, as amended and supplemented, available to any broker-dealer for use in connection with any resale. In addition, until                     , 2003, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale. These resales may be made at market prices prevailing at the time of resale, at prices related to these prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an underwriter within the meaning of the Securities Act, and any profit on the resale of exchange notes and any commission or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. Any broker-dealer that resells notes that were received by it for its own account in exchange offer and any broker-dealer that participates in a distribution of those notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      Furthermore, any broker-dealer that acquired any of its original notes directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983); and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

      We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any broker-dealers. We will indemnify the holders of the notes, including any broker-dealers, against various liabilities, including liabilities under the Securities Act. We note, however, that in the opinion of the SEC, indemnification against liabilities under federal securities laws is against public policy and may be unenforceable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of certain U.S. federal income tax consequences of (i) the exchange of the original notes for the exchange notes pursuant to the exchange offer by a holder of original notes that acquired its original notes in their original issuance for cash at the initial offering price and (ii) the ownership and disposition of the exchange notes as of the date hereof. The discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular holder or to holders subject to special treatment under U.S. federal income tax laws (including, but not limited to, insurance companies, regulated investment companies, real estate investment trusts, foreign and domestic tax exempt organizations and private foundations, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, holders who will hold the notes as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction or other integrated investment comprised of the notes and one or more other investments, “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies”). This discussion is limited to holders who hold their notes as capital assets. No IRS ruling or opinion of counsel has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Prospective investors should consult their own tax advisors as to the U.S. federal income tax consequences of acquiring, holding and disposing of notes, as well as the effects of state, local and non-U.S. tax laws.

      For purposes of this discussion, a U.S. person means any one of the following:

•	a citizen or resident of the United States,

•	a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision of the United States,

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or

•	a trust that (i) is subject to the primary supervision of the U.S. courts and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has properly elected to continue to be treated as a U.S. person under applicable treasury regulations.

      If a partnership (including any entity treated as a partnership or other pass through entity for U.S. federal income tax purposes) is a holder of the notes, the U.S. federal income tax treatment of a partner in such a partnership will generally depend on the status of the partnership and the activities of the partnership. Partners and partnerships are particularly urged to consult their own tax advisors as to the particular federal income tax consequences applicable to them.

      As used herein, the term “U.S. holder” means a holder that is a U.S. person and the term “non-U.S. holder” means a holder that is not a U.S. person.

U.S. Holders

      Exchange Offer. The exchange of the exchange notes for original notes pursuant to the exchange offer will not be treated as a taxable event for U.S. federal income tax purposes. Rather, the exchange notes received by a holder will be treated as a continuation of the original notes in the hands of such holder. Accordingly, such a holder will have the same tax basis and holding period in the exchange notes as it had in the original notes immediately prior to the exchange.

      Payments of Interest. Payments of interest on notes generally will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or received (in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes).

      Disposition of Exchange Notes. Upon the sale, redemption, or other disposition of an exchange note, a U.S. holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale, redemption, or other disposition and the holder’s adjusted tax basis in the exchange note. For these purposes, the amount realized on the sale, redemption, or other disposition of an exchange note does not include any amount received that is attributable to accrued but unpaid interest, which will be taxable as ordinary income unless previously taken into account. Capital gain or loss on the sale, redemption, or other disposition of an exchange note will be long-term capital gain or loss if the exchange note was held for more than one year.

Non-U.S. Holders

      Exchange Offer. The exchange of the exchange notes for original notes pursuant to the exchange offer will not be treated as a taxable event for U.S. federal income tax purposes. Rather, the exchange notes received by a holder will be treated as a continuation of the original notes in the hands of such holder. Accordingly, such a holder will have the same tax basis and holding period in the exchange notes as it had in the original notes immediately prior to the exchange.

      Payments of Interest. Subject to the discussion below concerning information reporting and backup withholding, payments of interest on an exchange note to any non-U.S. holder will generally not be subject to U.S. federal income tax or withholding tax, provided that all of the following are true:

•	the non-U.S. holder does not actually or constructively own 10% or more of our total capital or profits interests;

•	the non-U.S. holder is not a controlled foreign corporation to which we are a related person for U.S. federal income tax purposes;

•	the non-U.S. holder is not a bank with respect to which the receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code;

•	the interest is not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business; and

•	the non-U.S. holder certifies, on Form W-8BEN (or other applicable form) under penalties of perjury, that it is a non-U.S. holder and provides its name and address and (i) files such form with the paying agent or (ii) in the case of an exchange note held through a foreign partnership or intermediary, the beneficial owner and the foreign partnership or intermediary satisfy certain certification requirements of applicable U.S. treasury regulations.

      Interest paid to a non-U.S. holder that does not qualify for the above exemption from withholding tax generally will be subject to withholding of U.S. federal income tax at the rate of 30%, unless the non-U.S. holder of the exchange note provides our paying agent with a properly executed:

(1) IRS Form W-8BEN (or other applicable form) claiming an exemption from (or reduction in) withholding under the benefit of an applicable income tax treaty; or

(2) IRS Form W-8ECI (or other applicable form) stating that the interest paid on the exchange note is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If, however, the interest is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder, the interest will be subject to U.S. federal income tax imposed on net income on the same basis as applies to U.S. persons generally. In addition, for corporate holders and under certain circumstances, the branch profits tax may also apply.

      Non-U.S. holders should consult any applicable income tax treaties, which may provide for exemption from (or reduction in) U.S. withholding and for other rules different from those described above.

      Disposition of Exchange Notes. Subject to the discussion below concerning information reporting and backup withholding, any gain realized by a non-U.S. holder on the sale, redemption or other disposition of an exchange note generally will not be subject to a U.S. federal income tax, unless (i) such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States, (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied or (iii) the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

Information Reporting and Backup Withholding

      In general, payments of interest and the proceeds of the sale, exchange, redemption, retirement or other disposition of the exchange notes payable by a U.S. paying agent or other U.S. intermediary will be subject to information reporting. In addition, backup withholding at the applicable rate will generally apply to these payments if (i) in the case of a U.S. holder, the holder fails to provide an accurate taxpayer identification number, or fails to certify that such holder is not subject to backup withholding or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns, or (ii) in the case of a non-U.S. holder, the holder fails to provide the certification on IRS Form W-8BEN described above or otherwise does not provide evidence of exempt status. Certain U.S. holders (including, among others, corporations) and non-U.S. holders that comply with certain certification requirements are not subject to backup withholding. Any amount paid as backup withholding will be creditable against the holder’s federal income tax liability provided that the required information is timely furnished to the IRS. Holders of notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

LEGAL MATTERS

      The validity of the notes will be passed upon for us by our special counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

      The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from the company’s Annual Report on Form 10-K for the year ended December 28, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Guilbert S.A. at December 31, 2002 and for the year then ended are incorporated in this prospectus by reference from Office Depot Inc.’s Current Report on Form 8-K/A, Amendment No. 2, dated July 31, 2003, and have been audited by Deloitte Touche Tohmatsu (France), independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte Touche Tohmatsu (France) is 185, Av. Charles de Gaulle, 92524 Neuilly sur Seine, France.

$400,000,000

Office Depot, Inc.

Offer for All Outstanding 6.250% Senior Notes due 2013

in Exchange for 6.250% Senior Notes due 2013
Which Have Been Registered Under
the Securities Act of 1933

PROSPECTUS

           , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      As authorized by Section 145 of the Delaware General Corporation Law, each director and officer of the registrant may be indemnified by the registrant against expenses (including attorney’s fees, judgments, fines and amounts paid in settlement) actually or reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer of the registrant if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interest of the registrant and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the registrant, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjusted to be liable for negligence or misconduct in the performance of his duty to the registrant unless a court determines otherwise. The registrant’s certificate of incorporation and by-laws, which are filed as an exhibit to this registration statement, contains provisions authorizing indemnification to the fullest extent permitted by Delaware Law.

      The Company has obtained insurance policies under which the Company’s directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of certain actions, suits or proceedings, and certain liabilities which might be imposed as a result of certain actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

Item 21.     Exhibits and Financial Statement Schedules.

Exhibit No.	Description

3.1	Restated Certificate of Incorporation, as amended to date, as incorporated by reference to the respective exhibit to the Proxy Statement for the Company’s 1995 Annual Meeting of Stockholders.
3.2	Bylaws, as incorporated by reference to the Company’s Quarterly Report of Form 10-Q, filed with the Commission on November 2, 2001.
4.1**	Indenture, dated as of August 11, 2003, between Office Depot, Inc. and SunTrust Bank, as trustee.
4.2**	Form of 6.250% Senior Note due August 15, 2013.
4.3**	Exchange and Registration Rights Agreement, dated as of August 11, 2003, by and among Office Depot, Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co., Banc One Capital Markets, Inc., BNP PARIBAS Securities Corp., Fleet Securities, Inc., and Wachovia Capital Markets, LLC.
4.4	Form of Certificate representing shares of Common Stock, as incorporated by reference to the respective exhibit to the Company’s Registration Statement No. 33-39473.
4.5	Rights Agreement dated as of September 4, 1996 between Office Depot, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, including the form of Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A attached hereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C, as incorporated by reference to the Company’s Current Report of Form 8-K, filed with the Commission on September 6, 1996.
4.6	Indenture, dated as of July 2, 2001, between the Company and SunTrust Bank, relating to the 10% Senior Subordinated Notes due 2008, as incorporated by reference to the respective exhibit to the Company’s Form S-4 Registration Statement No. 333-67620.

Exhibit No.	Description

5.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the validity of the notes to be issued by Office Depot, Inc. in the exchange offer.
10.01	Office Depot, Inc. Long-Term Equity Incentive Plan, as incorporated by reference to the respective exhibit to the Proxy Statement for the Company’s 1997 Annual Meeting of Stockholders.
10.02	1997-2001 Office Depot, Inc. Designated Executive Incentive Plan, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 27, 1997.
10.03	Form of Indemnification Agreement, dated as of September 4, 1996, by and between Office Depot, Inc. and each of David I. Fuente, Cynthia R. Cohen, W. Scott Hedrick, James L. Heskett, Michael J. Myers, Peter J. Solomon, William P. Seltzer, and Thomas Kroeger, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 28, 1996.
10.04	Executive Part-time Employment Agreement, dated as of September 30, 1999, by and between Office Depot, Inc. and Irwin Helford, as incorporated by reference to the respective exhibit to the Company’s Annual Report of Form 10-K for the year ended December 25, 1999.
10.05	Executive Severance Agreement, including Release and Non-competition Agreement, dated September 19, 2000 by and between the Company and David I. Fuente (schedules and exhibits omitted), as incorporated by reference to the Company’s Quarterly Report on Form 10-Q, filed with the Commission on October 31, 2000.
10.06	Executive Retirement Agreement dated July 17, 2000 by and between the Company and Barry J. Goldstein (Attachment A omitted), as incorporated by reference to the Company’s Quarterly Report on Form 10-Q, filed with the Commission on October 31, 2000.
10.07	Executive Employment Agreement dated January 30, 2001 by and between the Company and Jerry Colley, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 30, 2000.
10.08	Change of Control Agreement, dated as of January 30, 2001, by and between the Company and Jerry Colley, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 30, 2000.
10.09	Change of Control Agreement, dated as of May 28, 1998, by and between the Company and Charles E. Brown, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 30, 2000.
10.10	Executive Employment Agreement dated July 25, 2000 by and between the Company and Robert J. Keller, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 30, 2000.
10.11	Change of Control Agreement, dated as of July 25, 2000, by and between the Company and Robert J. Keller, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 30, 2000.
10.12	Executive Employment Agreement dated October 8, 2001 by and between the Company and Charles E. Brown, as incorporated by reference to the respective exhibit to the Company’s Annual Report of Form 10-K for the year ended December 29, 2001.
10.13	Executive Employment and Change of Control Agreement, dated as of December 29, 2001 by and between the Company and M. Bruce Nelson, as incorporated by reference to the respective exhibit to the Company’s Annual Report of Form 10-K for the year ended December 29, 2001.
10.14	Consulting Agreement, dated as of March 1, 2002 by and between the Company and Irwin Helford, as incorporated by reference to the respective exhibit to the Company’s Annual Report of Form 10-K for the year ended December 29, 2001.

Exhibit No.	Description

10.15	Revolving Credit Agreement, dated as of April 24, 2002 by and among the Company and Citibank, N.A., as syndication agent, Fleet National Bank and BNP Paribas, as documentation agents, Salomon Smith Barney, Inc. and First Union Securities, Inc., as joint lead arrangers, Salomon Smith Barney Inc., as sole bookrunner, and Wachovia Bank, National Association, as administrative agent, as incorporated by reference to the Company’s Quarterly Report of Form 10-Q, filed with the Commission on May 1, 2002.
12.1**	Statement re: Computation of Ratio of Earnings to Fixed Charges.
21.1	List of Subsidiaries of Office Depot, Inc.
23.1**	Consent of Deloitte & Touche LLP
23.2**	Consent of Deloitte Touche Tohmatsu
23.3**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
25.1**	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of SunTrust Bank.
99.1**	Form of Letter of Transmittal.
99.2**	Form of Notice of Guaranteed Delivery.
99.3**	Form of Letter to Clients.
99.4**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.5**	Guidelines For Certification Of Taxpayer Identification Number On Substitute Form W-9

**	Filed with this Registration Statement.

Item 22.     Undertakings

      The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registrant Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such financial information.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Office Depot, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Delray Beach, State of Florida, on the 8th day of September, 2003.

OFFICE DEPOT, INC.

By:	/s/ DAVID C. FANNIN

Name: David C. Fannin Title: Executive Vice President, General Counsel & Corporate Secretary

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bruce Nelson and David C. Fannin, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement or any registration statement for this offering that is to be effective upon the filing pursuant to rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on September 8, 2003.

Signature	Title

/s/ BRUCE NELSON Bruce Nelson	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board
/s/ CHARLES E. BROWN Charles E. Brown	Executive Vice President, Finance and Chief Financial Officer (Principal Financial Officer)
/s/ JAMES A. WALKER James A. Walker	Senior Vice President, Finance and Controller (Principal Accounting Officer)
/s/ LEE A. AULT, III Lee A. Ault, III	Director
/s/ NEIL R. AUSTRIAN Neil R. Austrian	Director
Cynthia R. Cohen	Director
/s/ DAVID I. FUENTE David I. Fuente	Director

Signature	Title

/s/ BRENDA J. GAINES Brenda J. Gaines	Director
/s/ BRUCE S. GORDON Bruce S. Gordon	Director
/s/ W. SCOTT HEDRICK W. Scott Hedrick	Director
/s/ JAMES L. HESKETT James L. Heskett	Director
/s/ MICHAEL J. MYERS Michael J. Myers	Director
/s/ FRANK P. SCRUGGS, JR. Frank P. Scruggs, Jr.	Director
/s/ PETER J. SOLOMON Peter J. Solomon	Director

INDEX TO EXHIBITS

Exhibit No.	Description

3.1	Restated Certificate of Incorporation, as amended to date, as incorporated by reference to the respective exhibit to the Proxy Statement for the Company’s 1995 Annual Meeting of Stockholders.
3.2	Bylaws, as incorporated by reference to the Company’s Quarterly Report of Form 10-Q, filed with the Commission on November 2, 2001.
4.1**	Indenture, dated as of August 11, 2003, between Office Depot, Inc. and SunTrust Bank, as trustee.
4.2**	Form of 6.250% Senior Note due August 15, 2013.
4.3**	Exchange and Registration Rights Agreement, dated as of August 11, 2003, by and among Office Depot, Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co., Banc One Capital Markets, Inc., BNP PARIBAS Securities Corp., Fleet Securities, Inc., and Wachovia Capital Markets, LLC.
4.4	Form of Certificate representing shares of Common Stock, as incorporated by reference to the respective exhibit to the Company’s Registration Statement No. 33-39473.
4.5	Rights Agreement dated as of September 4, 1996 between Office Depot, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, including the form of Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A attached hereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C, as incorporated by reference to the Company’s Current Report of Form 8-K, filed with the Commission on September 6, 1996.
4.6	Indenture, dated as of July 2, 2001, between the Company and SunTrust Bank, relating to the 10% Senior Subordinated Notes due 2008, as incorporated by reference to the respective exhibit to the Company’s Form S-4 Registration Statement No. 333-67620.
5.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the validity of the notes to be issued by Office Depot, Inc. in the exchange offer.
10.01	Office Depot, Inc. Long-Term Equity Incentive Plan, as incorporated by reference to the respective exhibit to the Proxy Statement for the Company’s 1997 Annual Meeting of Stockholders.
10.02	1997-2001 Office Depot, Inc. Designated Executive Incentive Plan, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 27, 1997.
10.03	Form of Indemnification Agreement, dated as of September 4, 1996, by and between Office Depot, Inc. and each of David I. Fuente, Cynthia R. Cohen, W. Scott Hedrick, James L. Heskett, Michael J. Myers, Peter J. Solomon, William P. Seltzer, and Thomas Kroeger, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 28, 1996.
10.04	Executive Part-time Employment Agreement, dated as of September 30, 1999, by and between Office Depot, Inc. and Irwin Helford, as incorporated by reference to the respective exhibit to the Company’s Annual Report of Form 10-K for the year ended December 25, 1999.
10.05	Executive Severance Agreement, including Release and Non-competition Agreement, dated September 19, 2000 by and between the Company and David I. Fuente (schedules and exhibits omitted), as incorporated by reference to the Company’s Quarterly Report on Form 10-Q, filed with the Commission on October 31, 2000.
10.06	Executive Retirement Agreement dated July 17, 2000 by and between the Company and Barry J. Goldstein (Attachment A omitted), as incorporated by reference to the Company’s Quarterly Report on Form 10-Q, filed with the Commission on October 31, 2000.

Exhibit No.	Description

10.07	Executive Employment Agreement dated January 30, 2001 by and between the Company and Jerry Colley, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 30, 2000.
10.08	Change of Control Agreement, dated as of January 30, 2001, by and between the Company and Jerry Colley, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 30, 2000.
10.09	Change of Control Agreement, dated as of May 28, 1998, by and between the Company and Charles E. Brown, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 30, 2000.
10.10	Executive Employment Agreement dated July 25, 2000 by and between the Company and Robert J. Keller, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 30, 2000.
10.11	Change of Control Agreement, dated as of July 25, 2000, by and between the Company and Robert J. Keller, as incorporated by reference to the respective exhibit to the Company’s Annual Report on Form 10-K for the year ended December 30, 2000.
10.12	Executive Employment Agreement dated October 8, 2001 by and between the Company and Charles E. Brown, as incorporated by reference to the respective exhibit to the Company’s Annual Report of Form 10-K for the year ended December 29, 2001.
10.13	Executive Employment and Change of Control Agreement, dated as of December 29, 2001 by and between the Company and M. Bruce Nelson, as incorporated by reference to the respective exhibit to the Company’s Annual Report of Form 10-K for the year ended December 29, 2001.
10.14	Consulting Agreement, dated as of March 1, 2002 by and between the Company and Irwin Helford, as incorporated by reference to the respective exhibit to the Company’s Annual Report of Form 10-K for the year ended December 29, 2001.
10.15	Revolving Credit Agreement, dated as of April 24, 2002 by and among the Company and Citibank, N.A., as syndication agent, Fleet National Bank and BNP Paribas, as documentation agents, Salomon Smith Barney, Inc. and First Union Securities, Inc., as joint lead arrangers, Salomon Smith Barney Inc., as sole bookrunner, and Wachovia Bank, National Association, as administrative agent, as incorporated by reference to the Company’s Quarterly Report of Form 10-Q, filed with the Commission on May 1, 2002.
12.1**	Statement re: Computation of Ratio of Earnings to Fixed Charges.
21.1	List of Subsidiaries of Office Depot, Inc.
23.1**	Consent of Deloitte & Touche LLP
23.2**	Consent of Deloitte Touche Tohmatsu
23.3**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
25.1**	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of SunTrust Bank.
99.1**	Form of Letter of Transmittal.
99.2**	Form of Notice of Guaranteed Delivery.
99.3**	Form of Letter to Clients.
99.4**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.5**	Guidelines For Certification Of Taxpayer Identification Number On Substitute Form W-9

**	Filed with this Registration Statement.